EXHIBIT 99.1

XP Inc.

XP Inc. Consolidated financial statements at December 31, 2024 and independent auditor's report

XP Inc.

Independent auditor's report

To the Board of Directors and Stockholders XP Inc.

Opinion

We have audited the accompanying consolidated financial statements of XP Inc. (the "Company") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2024 and the consolidated statements of income and comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2024, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards” by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

The processing of transactions, operations development and business continuity processes of XP and its subsidiaries are technological structure dependent.

The inherent risks in information technology, associated with eventual deficiencies in the controls that support the processing and operation, logical accesses, systems change management in the existing technology environments, can, eventually, cause incorrect processing of critical transactions, improper accesses to systems and data, and consequently processing of unauthorized transactions and errors in automated controls of application systems. For this reason, this was considered as a focal area in our audit.

With the support of professionals with specialized skill and knowledge, we understood the information technology environment and tested general technology controls. During our planning activities, we considered tests related to systemic development and change management, access, security to programs, systems and data, systems operation/processing and physical security of the data processing center.

We tested automated and technology-dependent controls related to applications in the relevant XP business processes.

Considering the results obtained in the procedures described above and in order to obtain necessary and sufficient evidence in our financial statements audit, it was necessary to carry out additional documental testing in order to assess the integrity and accuracy of the information generated by systems and automated reports and, when necessary, the application of procedures using analytical databases, which allowed us to apply a wider spectrum of testing and evidence gathering.

We also performed unpredictability tests and review procedures for specific access to accounting entries, in addition to the procedures already applied to address the risk of management override of controls.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the financial statements.

XP Inc.

Revenue from services rendered (Notes 3(xxiii.1) and 29(a))

XP Inc. and its subsidiaries' revenue is substantially comprised of brokerage commission, securities placement and management fees.

These revenues are recognized according to contractual terms. Revenue recognition requires management controls to ensure proper recognition at a certain point in time.

Considering the relevance of these revenues in the consolidated financial statements, associated with eventual deficiencies in the controls, this area was considered as a focus area of our audit.

We understood the internal controls environment regarding revenue recognition processes.

We also performed a tie-out between analytical information extracted from operational systems and revenue recorded in the accounting ledger. On a sample basis, we inspected supporting evidence of revenue in the accounting ledger and confronted its subsequent financial settlement with bank statements. In addition, we recalculated selected revenue transactions recognized in the accounting ledger.

We considered that the processes established by management to record revenue from services rendered are consistent with the information examined in our audit.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

XP Inc.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

XP Inc.

São Paulo, February 18, 2025

PricewaterhouseCoopers	Marcos Paulo Putini
Auditores Independentes Ltda.	Contador CRC 1SP212529/O-8 2SP000160/O-5

6

Table of Contents

Consolidated balance sheets	6
Consolidated statements of income and of comprehensive income	8
Consolidated statements of changes in equity	9
Consolidated statements of cash flows	11
1. Operations	12
2. Basis of preparation of the financial statements and changes to the Group’s accounting policies	13
3. Summary of material accounting policies	16
4. Significant accounting judgements, estimates and assumptions	30
5. Group structure	31
6. Securities purchased (sold) under resale (repurchase) agreements	37
7. Securities	39
8. Derivative financial instruments	42
9. Hedge accounting	44
10. Loan operations	47
11. Accounts receivable	48
12. Recoverable taxes	48
13. Prepaid expenses	49
14. Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	50
15. Investments in associates and joint ventures	57
16. Property, equipment, intangible assets and leases	58
17. Financing instruments payable	62
18. Securities trading and intermediation	63
19. Borrowings	64
20. Other financial assets and financial liabilities	64
21. Social and statutory obligations	65
22. Taxes and social security obligations	65
23. Retirement plans and insurance liabilities	65
24. Income tax	66
25. Equity	68
26. Related party transactions	70
27. Provisions and contingent liabilities	70
28. Other assets and other liabilities	73
29. Total revenue and income	73
30. Operating costs	74
31. Operating expenses by nature	74
32. Other operating income/(expenses), net	75
33. Share-based plan	75
34. Earnings per share (basic and diluted)	76
35. Determination of fair value	77
36. Management of financial risks and financial instruments	79
37. Capital Management	84
38. Cash flow information	86

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2024 and 2023 In thousands of Brazilian Reais

Assets	Note	2024	2023

Cash		5,610,548	3,943,307

Financial assets		321,697,974	229,197,214

Fair value through profit or loss		196,185,210	127,015,678
Securities	7	149,985,414	103,282,212
Derivative financial instruments	8	46,199,796	23,733,466

Fair value through other comprehensive income		50,879,981	44,062,950
Securities	7	50,879,981	44,062,950

Evaluated at amortized cost		74,632,783	58,118,586
Securities	7	2,836,146	6,855,421
Securities purchased under resale agreements	6	22,057,137	14,888,978
Securities trading and intermediation	18	6,499,097	2,932,319
Accounts receivable	11	778,943	681,190
Loan operations	10	29,228,463	28,551,935
Other financial assets	20	13,232,997	4,208,743

Other assets		10,657,119	7,811,962
Recoverable taxes	12	452,555	245,214
Rights-of-use assets	16	313,141	281,804
Prepaid expenses	13	4,363,233	4,418,263
Other	28	5,528,190	2,866,681

Deferred tax assets	24	2,887,935	2,104,128
Investments in associates and joint ventures	15	3,518,779	3,108,660
Property and equipment	16	449,956	373,362
Goodwill and Intangible assets	16	2,634,449	2,502,045

Total assets		347,456,760	249,040,678

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2024 and 2023 In thousands of Brazilian Reais

Liabilities and equity	Note	2024	2023

Financial liabilities		257,965,004	171,237,146

Fair value through profit or loss		55,301,063	45,208,490
Securities	7	15,253,376	20,423,074
Derivative financial instruments	8	40,047,687	24,785,416

Evaluated at amortized cost		202,663,941	126,028,656
Securities sold under repurchase agreements	6	71,779,721	33,340,511
Securities trading and intermediation	18	18,474,978	16,943,539
Financing instruments payable	17	95,248,482	60,365,590
Accounts payables		763,465	948,218
Borrowings	19	1,666,432	2,199,422
Other financial liabilities	20	14,730,863	12,231,376

Other liabilities		69,179,229	58,266,331
Social and statutory obligations	21	1,310,911	1,146,127
Taxes and social security obligations	22	417,668	559,647
Retirement plans and insurance liabilities	23	66,224,387	56,409,075
Provisions and contingent liabilities	27	146,173	97,678
Other	28	1,080,090	53,804

Deferred tax liabilities	24	265,290	86,357

Total liabilities		327,409,523	229,589,834

Equity attributable to owners of the Parent company		20,043,557	19,449,352
Issued capital		26	26
Capital reserve		20,939,689	19,189,994
Other comprehensive income		(673,978)	376,449
Treasury shares		(222,180)	(117,117)

Non-controlling interest		3,680	1,492

Total equity	25	20,047,237	19,450,844

Total liabilities and equity		347,456,760	249,040,678

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries

Consolidated statements of income and

of comprehensive income for the years ended December 31, 2024, 2023 and 2022

In thousands of Brazilian Reais, except earnings per share

	Note	2024	2023	2022

Net revenue from services rendered	29	7,424,856	6,532,005	5,940,456
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	29	(1,765,733)	1,572,522	1,145,395
Net income from financial instruments at fair value through profit or loss	29	11,371,738	6,755,569	6,261,539
Total revenue and income		17,030,861	14,860,096	13,347,390

Operating costs	30	(5,063,032)	(4,398,923)	(3,871,096)
Selling expenses	31	(148,975)	(169,486)	(138,722)
Administrative expenses	31	(6,001,055)	(5,461,147)	(5,641,233)
Other operating income (expenses), net	32	188,903	10,638	256,944
Expected credit losses	14	(288,496)	(360,859)	(94,159)
Interest expense on debt		(779,525)	(617,478)	(402,303)
Share of profit or (loss) in joint ventures and associates	15	47,286	73,507	(12,165)
Income before income tax		4,985,967	3,936,348	3,444,656

Income tax credit / (expense)	24	(471,127)	(36,957)	135,555

Net income for the year		4,514,840	3,899,391	3,580,211

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		147,671	(41,160)	(19,645)
Gains (losses) on net investment hedge		(136,598)	34,603	17,252
Changes in the fair value of financial assets at fair value through other comprehensive income		(1,166,654)	556,381	218,106

Other comprehensive income (loss) for the year, net of tax		(1,155,581)	549,824	215,713

Total comprehensive income for the year		3,359,259	4,449,215	3,795,924

Net income attributable to:
Owners of the Parent company		4,513,409	3,898,702	3,579,050
Non-controlling interest		1,431	689	1,161

Total comprehensive income attributable to:
Owners of the Parent company		3,357,828	4,448,526	3,794,763
Non-controlling interest		1,431	689	1,161

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	34	8.3324	7.2220	6.4438
Diluted earnings per share	34	8.2314	7.1639	6.2461

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 In thousands of Brazilian Reais

			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	-	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the year
Net income for the year		-	-	-	-	3,579,050	-	3,579,050	1,161	3,580,211
Other comprehensive income, net		-	-	-	215,713	-	-	215,713	-	215,713
Transactions with shareholders - contributions and distributions
Private issuance of shares		1	70,030	-	-	-	-	70,031	-	70,031
Other equity transactions
Share based plan	33	-	95,241	488,746	-	-	-	583,987	785	584,772
Other changes in equity		-	-	-	(15,059)	-	-	(15,059)	3,556	(11,503)
Acquisition of treasury shares	25(c)	-	-	-	-	-	(1,814,823)	(1,814,823)	-	(1,814,823)
Allocations of the net income for the year
Transfer to capital reserves		-	-	3,579,050	-	(3,579,050)	-	-	-	-
Dividends distributed	25(d)	-	-	-	-	-	-	-	(1,820)	(1,820)
Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	-	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the year
Net income for the year		-	-	-	-	3,898,702	-	3,898,702	689	3,899,391
Other comprehensive income, net		-	-	-	549,824	-	-	549,824	-	549,824
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	2	1,886,172	211,152	-	-	-	2,097,326	-	2,097,326
Other equity transactions
Share based plan	33	-	330,000	35,388	-	-	-	365,388	327	365,715
Other changes in equity		-	-	-	(39,466)	-	-	(39,466)	(4,146)	(43,612)
Acquisition of treasury shares	25(c)	-	-	-	-	-	(915,859)	(915,859)	-	(915,859)
Cancellation of treasury shares	25(c)	-	(2,785,504)	-	-	-	2,785,504	-	-	-
Allocations of the net income for the year
Transfer to capital reserves		-	-	3,898,702	-	(3,898,702)	-	-	-	-
Dividends distributed	25(d)	-	-	(3,542,298)	-	-	-	(3,542,298)	(1,853)	(3,544,151)
Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	-	(117,117)	19,449,352	1,492	19,450,844

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 In thousands of Brazilian Reais

			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	-	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the year
Net income for the year		-	-	-	-	4,513,409	-	4,513,409	1,431	4,514,840
Other comprehensive income, net		-	-	-	(1,155,581)	-	-	(1,155,581)	-	(1,155,581)
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	-	106,412	-	-	-	-	106,412	-	106,412
Other equity transactions
Share based plan	33	-	376,514	38,990	-	-	-	415,504	1,753	417,257
Other changes in equity		-	-	-	105,154	-	-	105,154	(5)	105,149
Acquisition of treasury shares	25(c)	-	-	-	-	-	(1,353,611)	(1,353,611)	-	(1,353,611)
Cancellation of treasury shares	25(c)	-	(1,248,548)	-	-	-	1,248,548	-	-	-
Allocations of the net income for the year
Transfer to capital reserves		-	-	4,513,409	-	(4,513,409)	-	-	-	-
Dividends distributed	25(d)	-	-	(2,037,082)	-	-	-	(2,037,082)	(991)	(2,038,073)
Balances at December 31, 2024		26	5,651,493	15,288,196	(673,978)	-	(222,180)	20,043,557	3,680	20,047,237

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2024	2023	2022
Operating activities
Income before income tax		4,985,967	3,936,348	3,444,656

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	125,193	118,603	110,248
Amortization of intangible assets	16	140,132	133,810	95,629
Loss on write-off of property, equipment, intangible assets and leases, net	16	29,452	32,266	20,805
Share of profit or (loss) in joint ventures and associates	15	(47,286)	(73,507)	12,165
Income from share in the net income of associates measured at fair value	15	91,212	52,403	54,301
Expected credit losses on financial assets	14	288,496	360,859	78,945
(Reversal of) Provision for contingencies, net	27	34,285	9,940	12,305
Net foreign exchange differences		1,188,410	(470,788)	(301,697)
Share based plan		417,257	365,715	584,772
Interest accrued		609,375	637,640	429,222
(Gain)/Loss on the disposal of investments	15	33,126	26,367	-

Changes in assets and liabilities
Securities (assets and liabilities)		(59,159,736)	(12,743,703)	(28,309,585)
Derivative financial instruments (assets and liabilities)		(7,340,657)	1,700,236	(1,550,061)
Securities trading and intermediation (assets and liabilities)		(2,057,519)	1,209,000	(1,423,398)
Securities purchased under resale agreements		(4,281,877)	(4,495,605)	1,937,077
Accounts receivable		(109,731)	(53,247)	(157,056)
Loan operations		(951,004)	(5,596,362)	(9,416,502)
Prepaid expenses		55,030	22,722	(257,357)
Other assets and other financial assets		(8,083,216)	(437,106)	(3,358,515)
Securities sold under repurchase agreements		38,439,210	711,818	5,508,746
Accounts payable		(184,753)	326,344	(308,824)
Financing instruments payable		33,547,408	12,478,690	17,563,948
Social and statutory obligations		164,784	126,692	(54,093)
Tax and social security obligations		(154,910)	17,407	(91,326)
Retirement plans liabilities		9,815,312	10,675,260	13,812,415
Other liabilities and other financial liabilities		4,484,949	(347,790)	3,938,385
Cash from/(used in) operations		12,078,909	8,724,012	2,375,205

Income tax paid		(542,404)	(402,842)	(370,862)
Contingencies paid	27	(8,188)	(52,667)	(2,521)
Interest paid	38	(349,353)	(141,202)	(197,937)
Net cash flows from/(used in) operating activities		11,178,964	8,127,301	1,803,885

Investment activities
Acquisition of intangible assets	16 (b)	(185,404)	(130,219)	(82,412)
Acquisition of property and equipment	16 (a)	(144,808)	(66,004)	(44,563)
Disposal of property and equipment assets	16 (a)	10,000	-	-
Acquisition of subsidiaries, net of cash acquired	5	-	770,887	(69,532)
Acquisition of associates	38(ii)	(1,393,863)	(65,444)	(174,773)
Dividends received from associates	15	46,812	-	-
Disposal of investments	15	-	29,589	-
Net cash flows from/(used in) investing activities		(1,667,263)	538,809	(371,280)

Financing activities
Acquisition of borrowings	38	-	2,252,550	-
Acquisition of treasury shares	25(c)	(1,353,611)	(915,859)	(1,814,823)
Net proceeds from debt securities	38	1,159,233	373,481	1,890,500
Payments of borrowings and lease liabilities	38	(2,381,225)	(1,966,674)	(101,716)
Payment of debt securities	38	(1,170,612)	(590,029)	(175,999)
Dividends paid	25(d)	(2,037,082)	(3,542,298)	-
Transactions with non-controlling interests		(5)	(4,146)	3,556
Dividends paid to non-controlling interests	25(d)	(991)	(1,853)	(1,820)
Net cash flows from/(used in) financing activities		(5,784,293)	(4,394,828)	(200,302)

Net increase/(decrease) in cash and cash equivalents		3,727,408	4,271,282	1,232,303

Cash and cash equivalents at the beginning of the fiscal year		9,210,484	4,967,480	3,751,861
Effects of exchange rate changes on cash and cash equivalents		(28,278)	(28,278)	(16,684)
Cash and cash equivalents at the end of the fiscal year		12,909,614	9,210,484	4,967,480
Cash		5,610,548	3,943,307	3,553,126
Securities purchased under resale agreements	6	2,885,843	2,760,296	646,478
Bank deposit certificates	7	69,224	67,985	252,877
Other deposits at Brazilian Central Bank	20	4,343,999	2,438,896	514,999

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 70.4% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, the USA and the UK. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These consolidated financial statements were approved by the Board of Director’s meeting on February 17, 2025.

1.1	Share buy-back programs

On May 12, 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

On November 4, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not been amended and the repurchase limit of R$ 2.0 billion was reached on March 31, 2023.

On February 20, 2024, the Board of Directors approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company´s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.

On May 23, 2024, the Board of Directors approved a new share repurchase program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit was reached on June 4, 2024 and the program has terminated.

On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions.

As of December 31, 2024, the Company held in treasury 1,327,100 Class A shares (equivalent to R$ 105 million or US$ 17 million), acquired under its share buy-back programs, which were acquired at an average price of US$ 13.15 per share, with prices ranging from US$ 11.88 to US$ 16.13.

For further information on treasury shares, see note 25(c).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

1.2	Termination of shareholders agreement between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A.

On July 10, 2023, XP Inc. announced the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd., and Itaú Unibanco Holding S.A., originally expected to continue until October 2026. As a result of the termination, Iupar Group will no longer have the right to nominate members to XP Inc´s board of directors, which was reduced from 11 to 9 members.

1.3	Corporate reorganization

In order to improve corporate structure, Group´s capital and cash management, XP Inc concluded some entity reorganizations, as follows:

i)	Inversion of financial institutions in Brazil: On November 13, 2024, the completion of the corporate reorganization was approved, where Banco XP became the group's main operational holding company.

ii)	Reorganization of international operations: The entities XP Holding International LLC, XP Advisory US and XP Holding UK Ltd, which are no longer wholly owned subsidiaries of XP Investimentos S.A., and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.

No material impacts on Group’s financial position and results of operations occurred due to the abovementioned corporate reorganization.

2.	Basis of preparation of the financial statements and changes to the Group’s accounting policies

(i)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), currently described as "IFRS Accounting Standards” by the IFRS Foundation.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The consolidated financial statements are presented in Brazilian reais (“R$”), our functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects.

(ii)	New or revised standards, interpretations and amendments not yet adopted

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below:

(a) Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025): In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The Group does not expect these amendments to have a material impact on its operations or financial statements.

(b) Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

• clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

• clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

• add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

• update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Group does not expect these amendments to have a material impact on its operations or financial statements.

(c) Amendments to new ‘own use’ and hedging guidance for contracts referencing nature-dependent electricity – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): The IASB has issued targeted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, to ensure that financial statements faithfully represent the effects of an entity’s contracts referencing nature-dependent electricity. The Group does not expect these amendments to have a material impact on its operations or financial statements.

(d) IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

(e) IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:

• present specified categories and defined subtotals in the statement of profit or loss

• provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

• improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. The application of these standards may have an impact on the Group's consolidated financial statements in future periods.

(f) Provisional Measure n. 1,262/24 (MP 1,262) and Normative Ruling 2,228/24 (IN 2,228): Enactment of Brazilian Pillar 2 rules (“CSLL surcharge”) establishing the application of the Qualified Domestic Minimum Top-Up Tax (“QDMTT”) to determine the minimum local tax rate of 15% for multinational groups with total revenues higher than EUR 750 million. To be in force MP 1,262 should be converted into law in a maximum deadline of 120 days from its publishing.

(iii)	Basis of consolidation

The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2024 and 2023 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2024, 2023 and 2022.

a)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5(ii)).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

b)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

c)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

(iv)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 29), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. See Note 29 (c) for a breakdown of revenues and income and selected assets by geographic location.

(v)	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.

The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside Brazil have different functional currencies, including US Dollar ("USD") and Pound Sterling (“GBP”).

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statement of income. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in the statement of income as part of the fair value gain or loss.

(c) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit and loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

3.	Summary of material accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

(i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of income as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in the statement of income.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of income.

(ii)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

1) Financial assets

Initial recognition and measurement

On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit and loss (“FVPL”).

The classification of financial assets at initial recognition is based on either (i) the Group’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are 'Solely Payments of Principal and Interest' (the "SPPI" criterion) on the principal amount outstanding. This assessment is referred to as the SPPI Test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the group’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date (i.e., the date that the Group commits to purchase or sell the asset).

Classification and subsequent measurement

(i)	Financial assets at FVPL

Financial assets at FVPL include Securities, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. This category includes Securities and Derivative financial instruments, including equity instruments which the Group had not irrevocably elected to classify at FVOCI.

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Derivative financial instruments, including separated embedded derivatives, are also classified as fair value through profit and loss unless they are designated as effective hedging instruments. The fair value determination for over-the-counter ("OTC") derivatives include components which reflect the counterparty's credit risk (CVA - Credit Valuation Adjustment) and the funding cost above the risk-free rate (FVA - Funding Valuation Adjustment). Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: (i) the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (ii) and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in the statement of income. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Investments held in trust account

During the prior period presented in these consolidated financial statements, the Group had a certain class of securities owned by one of our subsidiaries, which qualify as financial instruments, primarily due to their short-term nature. These securities are classified as FVPL. The Group’s investments held in the trust account were comprised of money market funds and are recognized at fair value with the changes in fair value recognized in the consolidated statements of income. The estimated fair value of the investments held in the trust account was determined using available market information.

(ii)	Financial assets at FVOCI

The Group measures financial assets at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit and loss.

The Group's financial assets at FVOCI includes certain debt instruments.

Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments: Presentation" and are not financial assets at FVPL.

The classification is determined on an instrument-by-instrument basis.

Dividends are recognized as income in the profit and loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group has no equity instruments that have been irrevocably classified under this category.

(iii)	Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows.
•	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under resale agreements', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets’.

The Group reclassifies financial assets only when its business approach for managing those assets changes.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The contractual rights to receive cash flows from the asset have expired.

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Expected credit loss on financial assets

The Group recognizes expected credit losses ("ECLs") for all financial assets not held at FVPL. ECLs are based on internal statistical models that are monitored and reviewed by the credit risk area.

Due to the features of the credit and credit card portfolio, the internal statistic models are modeled by the credit risk area using specific parameters from historical data of those products were the ECL are measured by inputs of PD (Probability of Default), LGS (Loss Given Default) and EAD (Exposure at Default).

For the credit and credit card portfolio, the Group classifies assets in three stages to measure the expected credit loss, in which the financial assets migrate from one stage to another in accordance with the changes in credit risk.

Stage 1: all financial assets are initially recognized in this stage. It is understood that a financial asset in this stage does not present a significant increase in risk since initial recognition. The provision for this asset represents the expected loss resulting from possible noncompliance in the next 12 months.

Stage 2: increase of the change in the risk of a default occurring based on internal models since initial recognition or overdue more than 30 days. If a significant increase in the risk is identified from the initial recognition, and no deterioration is realized, the financial asset falls within this stage. In this case, the amount related to the provision for expected loss reflects the estimated loss of the financial asset's remaining life (lifetime).

Stage 3: overdue more than 90 days. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group.

When a financial asset that migrated to stages 2 and 3 shows an improvement in credit risk, that financial asset can return to stage 1 as long as it meets the minimum cure period established by the credit risk area evaluating internal product data.

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. The Group categorizes a loan or receivable for write-off when a debtor fails to make contractual payments more than 360 days past due. Where loans or receivables have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognized in profit or loss.

For accounts receivables, and other financial contract assets, the Group applies a simplified approach to calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs. The Group has established a provision that is based on its historical credit loss.

For debt instruments at FVOCI, the Group applies the low credit risk simplification at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The Group, through its risk management area, applies policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied in the grant and re-evaluated on a monthly basis using variables that held identify risk.

The procedures applied to identify, measure, control and reduce exposure to credit risk are based on the individual level or grouped by similarity.

Risk management for structured credit operations customers is carried out through analysis complemented by decision-making support tools based on internal risk assessment models.

Standardized customers risk management, that is, which does not qualify as structured operations, is based on automated decision-making and internal risk assessment models, complemented, when the model is not comprehensive or precise enough, by teams of analysts specialized in this type of risk. Credits related to standardized customers are normally considered non-recoverable when they have a historical experience of losses and delays of more than 90 days.

2) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as Derivative financial instruments designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group's financial liabilities include 'Securities', 'Derivative financial instruments', 'Securities purchased under resale agreements', 'Securities trading and intermediation', long-term debts such as 'Borrowings ' and 'Financing Instruments payable – Debt securities', 'Accounts payables' and 'Other financial liabilities’.

Classification and subsequent measurement

(i)	Financial liabilities at FVPL

Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL.

Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as fair value through profit and loss unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through profit and loss are recognized in the statement of income.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned, and derivative financial instruments are classified as fair value through profit and loss and recognized at fair value.

(ii)	Financial liabilities designated at FVPL

The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 7(e).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(iii)	Amortized cost

After initial recognition, these financial liabilities are subsequently measured at amortized cost using the Effective Interest Method (“EIR”) method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

This category generally applies to Securities sold under repurchase agreements, ‘Securities trading and intermediation’, 'Borrowings', 'Financing Instruments Payable', 'Accounts payables', ‘Lease liabilities’ and 'Other financial liabilities'.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

3) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models (see note 35).

4) Derivative financial instruments and hedging activities – IFRS 9

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:

•	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges), or

•	hedges of a net investment in a foreign operation (net investment hedges).

•	hedges of expected cash flows to be paid on recognized liabilities (cash flow hedges).

At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit and loss over the remaining period until maturity, using a recalculated effective interest rate.

a)	Hedge ineffectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, the Group uses the Dollar Offset Method. The Dollar Offset Method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(iii)	Cash and cash equivalents

Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities of three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities purchased under resale agreements, bank deposit certificates measured at fair value through profit and loss and other deposits that are readily convertible into a known cash amount, and for which are not subject to a significant risk of change in value.

(iv)	Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under resale agreements and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

(v)	Securities trading and intermediation (receivable and payable)

Refers to transactions at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on behalf of and on account of third parties. Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions. These balances are offset, and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date, respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:

•	Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers, which includes any asset liquidity event; and

•	Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset, and, in the event, the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.

•	Customer's cash on investment account - represents customer’s cash balances that are held in XP CCTVM.

These amounts are recognized initially at fair value and subsequently measured at amortized cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customers at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.

Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity were immaterial for all periods presented.

(vi)	Loan operations

Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are initially measured at its fair value plus transaction costs that are directly attributable to the acquisition and subsequently measured at amortized cost using the effective interest method, less expected credit loss. See note 10 for further information about the Group’s accounting for loan operations and note 3(ii) for a description of the Group’s expected losses on financial assets.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Interest income from these financial assets is included in net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in the statement of income and presented in note 14. Expected credit losses are presented as a separate line item in the statement of income.

(vii)	Prepaid expenses

Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include mainly incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums. Prepaid expenses are amortized in profit and loss in the period in which the benefits of such items are realized.

(viii)	Leases

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

(ix)	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit and loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Annual Rate (%)
Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%
Vehicle	10%

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in the statement of income.

(x)	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, which is the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

ii)	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight-line basis, during the period which is expected economic benefits generation to the Group. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such assets.

iii)	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than softwares are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2024 and 2023, the Group does not hold indefinite life intangible assets, except for goodwill.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may not be recoverable. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in the statement of income in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)
Software	3-5
Internally developed intangible	3-7
Customer list	2-8
Trademarks	10-20

Gains and losses recognized in profit and loss resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount.

(xi)	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the statement of income is not reversible.

(xii)	Taxes

i)	Current income and social contribution taxes

Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods:

•	Actual Profit Method (“APM”), where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax-deductible expenses, including net operating losses of prior years. Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year. APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar-year.

•	Presumed Profit Method (“PPM”), where the taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by the Brazilian Revenue Service (“RFB”) according to the type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment is required during the quarters. This method can be adopted only by entities with gross revenue up to an annually revised threshold determined by tax authorities.

The tax rates applicable to APM or PPM are also defined according to entities’ main activity:

•	Federal Income Tax (IRPJ) – tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$ 20 per month (or R$ 240 annually).

•	Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, banks (i.e., Banco XP and Banco Modal) are subject to a higher CSLL rate of 20%, while all other companies treated as financial entities for tax purposes (i.e., XP CCTVM, Modal DTVM, XP DTVM and XP Vida e Previdência) are subject to a CSLL rate of 15%.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

As of August 2022, by means of federal Law 14.446 the CSLL rate was increased in 1% for all Brazilian Financial entities until December 2022. Therefore, during that period between August and December 2022, Brazilian banks were subject to a CSLL rate of 21% and all other financial entities, including insurance companies, were subject to a rate of 16%. With the ending of Law 14.446 enforceability, the rates of CSLL applied for banks returned to the regular level of 20%, and 15% for all other financial entities.

ii)	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention is to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

iii)	Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost/expense, in the statement of income.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 29) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively.

Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies. The rates applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM, Modal DTVM, Banco Modal, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.

The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 29) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, XP Group’s entities are based majoritarily in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ Laws.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(xiii)	Equity security loans

Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The equity security loans are recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 29 b).

(xiv)	Debt securities and Borrowings

Debt securities classified as Debentures, Bonds, Promissory Notes and Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any differences between the proceeds (net of transaction costs) and the total amount payable are recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense on debt in the statement of income.

(xv)	Accounts payables

Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

(xvi)	Retirement plans liabilities

Retirement plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.

Most of the retirement plans offered by the Group do not contain significant insurance risk where the Group accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9 - Financial Instruments (“IFRS 9”).

(xvii)	Provisions

Provisions for legal claims (labor, civil and tax) and other risks are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

(xviii)	Employee benefits

i)	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

ii)	Share-based plan

The establishment of the shared-based plan was approved by the board of Director’s meeting on December 6, 2019.

The Group launched two share-based plans, the Restricted Stock Unit (“RSU”) and the Performance Share Unit (“PSU”). The shared-based plans are designed to provide long-term incentives to certain employees, directors, and other eligible service providers in exchange for their services. For both plans, management commits to grant shares of XP Inc to the defined participants.

The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•	Including any market performance conditions;

•	Including the impact of any non-market performance vesting conditions (i.e., remaining an employee of the entity over a specified time), and;

•	Including the impact of any non-vesting conditions (i.e., the requirement for participants to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions have to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

When the shares are vested, the Company transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes), are credited directly to equity.

The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in note 33.

iii)	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the owners of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators.

Employee profit-sharing terms are broadly established by means of annual collective bargaining with workers’ unions. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(xix)	Other non-financial assets and liabilities

Other non-financial assets and liabilities are recorded on the date the contract that originates them is signed by the Group at their fair values on the transaction date. Other non-financial assets and liabilities are mostly electricity purchase and sale contracts agreed by the Group, through its subsidiary XP Comercializadora de Energia Ltda.

(xx)	Share capital

Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xxi)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in capital reserves. The cancellation of treasury shares is recorded as a reduction in treasury shares against capital reserves, at the average price of treasury shares at the cancellation date.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(xxii)	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (note 34).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares (note 34).

(xxiii)	Revenue and income

1)	Revenue from contracts with customers

Revenue is recognized when the Group has transferred control of the services to the customers, in an amount that reflects the consideration the Group expects to collect in exchange for those services.

The Group applies the following five steps: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when or as the entity satisfies a performance obligation. Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.

The Group has discretion to involve and contract a third-party provider in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent.  Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.

The Group main types of revenues contracts are:

i)	Brokerage commission

Brokerage commission revenue consists of revenue generated through commission-based brokerage services on each transaction carried out on, for example, the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.

ii)	Securities placement

Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including related finance advisory services. The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms, and it is probable that a significant revenue reversal will not occur.

iii)	Management fees

Management fees relate substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees is performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

iv)	Insurance brokerage fee

Refers to insurance brokerage, capitalization, retirement plans and health insurance through the intermediation of the sale of insurance services.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Revenues are recognized after the provision of brokerage services to insurers. Products that were sold through XP Corretora de Seguros are inspected monthly, and amounts received from commission are recognized as revenue at a point in time as the performance obligation is satisfied.

v)	Commissions fees

Commissions fees are recognized when XP provides or offers services to customers, in an amount that reflects the consideration XP expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

a.	Interchange fees

Interchange fees revenue represents fees for authorizing and providing settlement on credit and debit card transactions processed through the Visa networks and is determined as a variable percentage - depending on the type of establishment in which the customer buys - of the total payment processed when the Group’s customers use XP’s cards. The fees are recognized on completion of the transaction and once the Group has completed its performance obligations under the contract.

vi)	Other services

Other services refer to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.

2)	Net income from financial instruments

Net income from financial instruments includes realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed in Note 3.

4.	Significant accounting judgements, estimates and assumptions

The preparation of the financial statements according to accounting policies described in Note 3 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows:

(i)	Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(ii)	Expected credit losses on financial assets

The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

(iii)	Recognition of deferred tax asset for carried-forward tax losses

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The Group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized.

(iv)	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

(v)	Impairment of non-financial assets, including goodwill

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

(vi)	Provision for contingent liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceedings is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

(vii)	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

5.	Group structure

(i)	Subsidiaries

The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022

Directly controlled
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial holding	100.00%	100.00%	100.00%

Indirectly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.70%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.80%	95.50%	95.60%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting services	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	100.00%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.53%	99.53%	99.55%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.99%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment advisor	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	97.90%	98.10%	98.70%
Antecipa S.A.	Brazil	Receivables financing market	25.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.97%	99.97%	99.99%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	100.00%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	-	100.00%	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XPAC Acquisition Corp. (vi)	Cayman	Special Purpose Acquisition (SPAC)	-	-	20.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	100.00%
XP Corretora de Seguros Riscos	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
XP Representação Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	-
Banco Modal S.A. (ii)	Brazil	Multipurpose bank	100.00%	100.00%	-
Modal Assessoria Financeira Ltda. (ii)	Brazil	Investment consulting services	100.00%	100.00%	-
Modal Distribuidora de Títulos e Valores Mobiliários Ltda. (ii)	Brazil	Securities dealer	100.00%	100.00%	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022
Modalmais Treinamento e Desenvolvimento Ltda. (ii)(v)	Brazil	Professional training services	-	100.00%	-
XP Holding Participações (ii)	Brazil	Insurance broker	100.00%	100.00%	-
Eleven Serviços de Consultoria e Análise S.A. (ii)	Brazil	Investment consulting services	100.00%	100.00%	-
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”) (ii)(v)	Brazil	Softwares development services	-	100.00%	-
Refinaria de Dados – Análise de Dados Ltda. (ii)(v)	Brazil	Digital content services	-	100.00%	-
Hum Bilhão Educação Financeira Ltda. (ii)(v)	Brazil	Digital content services	-	100.00%	-
Vaivoa Educação Financeira Ltda. (ii)(v)	Brazil	Digital content services	-	100.00%	-
Modal As a Service S.A. (ii)	Brazil	Financial services	-	100.00%	-
Galapos Consultoria e Participações Ltda. (ii)	Brazil	Consulting services	100.00%	100.00%	-
W2D Tecnologia e Soluções Ltda. (ii)(v)	Brazil	Rendering of IT services	-	100.00%	-
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	100.00%	96.00%
XP Sports Asset Management Ltda. (ii)	Brazil	Asset management	100.00%	100.00%	-
Carteira Online Controle de Investimentos Ltda. – ME (ii)(v)	Brazil	Investment consolidation platform	-	-	100.00%
Habitat Capital Partners	Brazil	Asset management	-	-	99.99%

Consolidated investments funds
Aetos Energia Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	-
Araca Fim Cred Priv (iv)	Brazil	Investment fund	100.00%	-	-
Aurea Extrema Logística Fundo de Investimento Imobiliário (iv)	Brazil	Investment fund	100.00%	-	-
Correspondente Banqueiro Consignados INSS Fundo de Investimento em Direitos Creditórios – Resp Ltda (iv)	Brazil	Investment fund	100.00%	-	-
Cactos Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (iv)	Brazil	Investment fund	100.00%	-	-
Consignado Público XP Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	-
Credit Restructuring Fundo de Investimento em Direitos Creditórios (iv)	Brazil	Investment fund	100.00%	-	-
Credit Restructuring II Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada (iv)	Brazil	Investment fund	100.00%	-	-
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Fundo de Investimento em Cotas Multimercado Solar (iv)	Brazil	Investment fund	100.00%	-	-
Fundo de Investimento em Participações Novo Hotel Botafogo Empresas Emergentes (iv)	Brazil	Investment fund	100.00%	-	-
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
SMF Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Makhaira Fundo de Investimento Multimercado Crédito Privado Longo Prazo (iv)	Brazil	Investment fund	100.00%	-	-
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	-	100.00%	100.00%
XP International Fund SPC - XP Multistrategy Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Managers Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC.	Cayman	Investment fund	100.00%	100.00%	100.00%
Newave Fundo de Investimento em Participações Multiestratégia (v)	Brazil	Investment fund	-	-	100.00%
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Phalanx CT Fund	Cayman	Investment fund	100.00%	100.00%	100.00%
MM Macadâmia FIM CP IE (ii)	Brazil	Investment fund	100.00%	100.00%	-
MM Hedge Icon (ii)	Nassau	Investment fund	99.37%	99.37%	-
Fundo de Investimento Imobiliário Desenvolvimento 1 Modalmais	Brazil	Investment fund	100.00%	100.00%	-
Fundo de Investimento em Participações Chardonnay Capital Semente	Brazil	Investment fund	100.00%	100.00%	-
KSM Realty - Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	-
Suécia I Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	100.00%	-
Suécia II Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	100.00%	-

(i) The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii) New subsidiaries acquired in 2023. See further details in Note 5 (ii) Business combinations, below.

(iii) Subsidiary incorporated in 2018 for operating in the retirement plans and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.

(iv) New subsidiaries and investment funds incorporated in the year.

(v) Subsidiaries and investment funds closed or consolidated by other funds/companies during the year.

(vi) Subsidiaries which the Group holds or has held the operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and propose the target entity for merger.

(ii)       Business combinations and other developments

(a)	Acquisitions in 2023

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(i)	Banco Modal S.A.

On January 6, 2022, XP Inc entered into a binding agreement to acquire up to 100% of Banco Modal's total shares, in a non-cash equity exchange transaction.

The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Brazilian Central Bank (BACEN) in June 2023. The closing occurred on July 1, 2023, the date on which the Group obtained control of 704,200,000 issued shares of Banco Modal S.A. Under the terms of this transaction, on the closing date, Banco Modal's former shareholders received 18,717,771 of newly issued XP Inc's BDRs at the price of R$ 112.05 per unit of BDRs, paid in consideration for the acquisition of 100% of Banco Modal's shares. This quantity of BDRs reflects the initial consideration of 19.5 million BDRs adjusted for the interest on equity amount of R$ 82,052, distributed by Banco Modal between the signing date of the binding agreement and the closing date of the transaction.

On the settlement date with Banco Modal's former shareholders, the transaction was recorded in accordance with Banco Modal's net assets fair value as of July 1, 2023, with an allocation of the purchase price between (i) the amount of fair value of the identifiable assets acquired and liabilities assumed and (ii) the goodwill arising at this date, corresponding to the difference between the total consideration transferred and the fair value of identifiable assets acquired and liabilities assumed. The total consideration transferred corresponds to the fair value of the 18,717,771 XP Inc BDR's at the closing date for an amount of R$ 2,097,326. The goodwill is R$ 1,336,092 and is attributable to the workforce and the high profitability of the acquired business.

The table below shows, on the closing date of the transaction, the fair value attributed to each of the identified intangible assets not recorded in the acquiree's balance sheet, as well as the fair value measurement method and their useful lives:

Identified assets at the acquisition date	Amount	Method	Expected useful life
Retail client portfolio	168,876	Multi-Period Excess Earnings	6 years, 11 months
Institutional client portfolio	50,814	Multi-Period Excess Earnings	4 years, 6 months
Core deposits	134,407	With and Without	9 years, 6 months
Trademarks	29,869	Relief-from-Royalty	5 years
Softwares	4,311	Cost Approach	5 years
Total	388,277

For the period from July 1, 2023 to December 31, 2023, Banco Modal contributed R$ 93,611 to XP Inc's net income and R$ 343,258 to XP Inc's net revenues. If the acquisition date was on the beginning of the reporting period, XP Inc's combined unaudited net income and revenue for the year ended December 31, 2023, would be R$ 3,595,461 and R$ 14,896,966, respectively.

The table below shows the fair value of the net assets acquired and the allocation of the purchase price consideration (including goodwill arising on the acquisition), as well as the impacts on the Group's cash flows:

Fair value of net assets acquired	July 1, 2023
Assets
Cash and cash equivalents	770,887
Financial assets	4,274,729
Investments in associates and joint ventures	765
Property and equipment	39,532
Intangible assets	67,664
Other assets	730,342
Total assets	5,883,919

Liabilities
Financial liabilities	4,667,147
Other liabilities	843,814
Total liabilities	5,510,961
Net assets at fair value	372,957
Identified assets
Client portfolios	219,690
Core deposits	134,407
Trademarks	29,869
Software	4,311
Total identified assets	761,234
Goodwill determination
Purchase consideration transferred	2,097,326
(Less) fair value of identified assets	(761,234)
Goodwill	1,336,092
Analysis of cash flow on acquisition
Net cash acquired with the subsidiary	770,887
Issuance of shares – XP Inc (non-cash)	-
Net of cash flow on acquisition (investing activities)	770,887

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(b)	Other developments

(i)	SPAC Transactions

On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with SuperBac, a Brazilian biotechnology company.

On May 2, 2023, SuperBac informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with SuperBac, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC.

Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to the agreement, XPAC Sponsor LLC transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.

The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023, the date on which the Group ceases to control XPAC.

(ii)	Minority stake acquisitions

During the year ended December 31, 2023, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ável Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network. The total fair value consideration recorded for those acquisitions is R$ 784,743, including the goodwill in a total amount of R$ 487,671 (Note 15). The goodwill recognized is mainly attributable to expected synergies arising from the investments. As of December 31, 2024, from the total fair value consideration: (i) R$ 45,000 was paid during 2023, (ii) R$ 669,521 was paid during 2024 (including monetary correction on this amount) and (iii) there is a remaining amount of R$ 74,066 recorded through accounts payable (including monetary correction on this amount), of which R$ 37,033 was paid in January 2025 and 37,033 in January 2026. See note 38(ii)(iii).

During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$ 414,503, including the preliminary goodwill in a total amount of R$ 326,735 (Note 15). The preliminary goodwill recognized is mainly attributable to expected synergies arising from the investments. From the total fair value consideration: (i) R$ 225,766 was paid in cash during 2024, (ii) R$ 106,412 was settled through the private issuance of XP Inc Class A shares (see note 25a), (iii) there is an amount equal to R$ 20,000 recorded through contingent consideration (Note 20(b)) and (iv) there is a remaining amount of R$ 62,325 recorded through accounts payable (including monetary correction on this amount), of which R$ 26,805 will be paid in February 2025 and R$ 35,520 during the last quarter of 2025. See note 38(ii)(iii).

(iii)	Termination of XTAGE client operations

On October 18, 2023, XP Inc announced the termination of XTAGE's operations, which took place on December 15, 2023. XTAGE's operations were not considered material to the Group. After termination, XP Inc's customers can continue to have exposure to digital assets through funds (including Exchange-traded Funds, ETFs) regulated by the Brazilian securities commission (CVM).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

6.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	2024	2023
Collateral held	3,163,705	3,891,759
National Treasury Notes (NTNs) (i)	777,325	2,013,366
National Treasury Bills (LTNs) (i)	2,069,688	820,487
Financial Treasury Bills (LFTs) (i)	173,489	799,417
Debentures (ii)	27,560	89,234
Real Estate Receivable Certificates (CRIs) (ii)	11,073	80,565
Other	104,570	88,690
Collateral repledge	18,895,796	11,000,022
National Treasury Bills (LTNs) (i)	3,230,098	2,416,143
Financial Treasury Bills (LFTs) (i)	529,180	900,245
National Treasury Notes (NTNs) (i)	7,538,695	116,583
Debentures (ii)	4,304,132	4,258,213
Real Estate Receivable Certificates (CRIs) (ii)	1,982,544	2,436,462
Agribusiness Receivables Certificates (CRAs) (ii)	120,652	459,896
Interbank Deposits Certificates (CDIs) (ii)	815,302	304,572
Other	375,193	107,908
Expected Credit Loss (iii)	(2,364)	(2,803)
Total	22,057,137	14,888,978

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii) Refers to corporate debt assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

As of December 31, 2024, securities purchased under resale agreements were carried out at average interest rates of 12.3% p.a. (11.85% p.a. as of December 31, 2023).

As of December 31, 2024, the amount of R$ 2,885,843 (December 31, 2023 - R$ 2,760,296), from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

b)	Securities sold under repurchase agreements

	2024	2023
National Treasury Bills (LTNs)	13,742,957	3,274,568
National Treasury Notes (NTNs)	29,235,747	8,456,861
Financial Treasury Bills (LFTs)	2,892,362	1,867,365
Debentures	14,889,816	8,776,735
Real Estate Receivable Certificates (CRIs)	9,260,382	9,201,853
Agribusiness Receivables Certificates (CRAs)	1,741,369	808,682
Other	17,088	954,447
Total	71,779,721	33,340,511

As of December 31, 2024, securities sold under repurchase agreements were agreed with average interest rates of 11.85% p.a. (December 31, 2023 – 10.91% p.a.).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

7.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

	2024				2023
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Brazilian onshore sovereign bonds	48,446,247	46,736,163	43,953,460	2,782,703	29,587,276	30,172,040	28,000,854	2,171,186
Investment funds	65,094,106	65,094,106	3,683,854	61,410,252	55,922,364	55,922,364	3,022,360	52,900,004
Stocks issued by public-held company	6,143,508	6,143,508	5,830,985	312,523	3,981,237	3,981,237	3,642,365	338,872
Debentures	12,806,632	12,491,790	11,898,230	593,560	4,642,827	4,575,326	4,133,285	442,041
Structured notes	15,940	20,546	20,546	-	90,876	113,816	113,816	-
Bank deposit certificates (ii)	648,781	661,664	481,083	180,581	756,066	765,741	663,985	101,756
Agribusiness receivables certificates	1,046,979	999,636	990,119	9,517	1,132,479	1,200,254	1,183,214	17,040
Real estate receivable certificates	1,593,132	1,487,443	1,484,637	2,806	1,843,651	1,924,269	1,921,927	2,342
Financial credit bills	534,961	583,840	32,865	550,975	435,425	469,943	153,994	315,949
Real estate credit bill	366,447	366,441	366,441	-	29,126	29,157	29,157	-
Agribusiness credit bills	394,385	394,438	394,438	-	101,796	103,541	103,541	-
Commercial notes	569,465	520,349	514,409	5,940	803,256	892,569	886,149	6,420
Foreign private bonds	8,414,822	8,219,727	8,219,727	-	2,326,809	2,407,962	2,407,962	-
Development Credit Bill	4,182,406	4,195,225	4,195,225	-	-	-	-	-
Others (iii)	2,107,849	2,070,538	1,938,125	132,413	728,344	723,993	667,902	56,091
Total	152,365,660	149,985,414	84,004,144	65,981,270	102,381,532	103,282,212	46,930,511	56,351,701

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within the investment funds line. As of December 31, 2024, those assets represent R$84,334 (December 31, 2023 - R$202,678).

(ii)	Bank deposit certificates include R$69,224 (December 31, 2023 – R$67,985) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

b)	Securities at fair value through other comprehensive income are presented in the following table:

	2024		2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	49,357,469	46,981,007	41,023,844	41,343,987
Foreign sovereign bonds	3,893,441	3,898,974	2,669,993	2,718,963
Total	53,250,910	50,879,981	43,693,837	44,062,950

c)	Securities evaluated at amortized cost are presented in the following table:

	2024		2023
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	-	-	3,773,404	3,772,534
Rural product note	212,102	211,555	616,083	615,576
Commercial notes	2,638,006	2,624,591	2,472,006	2,467,311
Total	2,850,108	2,836,146	6,861,493	6,855,421

(i) Includes expected credit losses in the amount of R$ 13,962 (December 31, 2023 – R$ 6,072). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2024		2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities (i)	14,830,405	14,830,405	19,949,021	19,949,021

(i) Related to stock loan operations carried out through the Group's proprietary funds.

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$ 500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a. On January 31, 2025, XP Investimentos repurchase the total amount of the debentures.

	2024		2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	623,620	422,971	594,332	474,053

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2024.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2024 for instruments for which the fair value option has been elected.

			2024
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	623,620	422,971	(200,649)

			2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	594,332	474,053	(120,279)

f)	Securities classified by maturity:

		Assets		Liabilities
	2024	2023	2024	2023

Financial assets
At fair value through PL and at OCI
Current	100,930,547	74,520,326	14,830,405	19,949,021
Non-stated maturity	68,336,068	47,996,237	14,830,405	19,949,021
Up to 3 months	7,800,480	18,207,233	-	-
From 4 to 12 months	24,793,999	8,316,856	-	-

Non-current	99,934,848	72,824,836	422,971	474,053
After one year	99,934,848	72,824,836	422,971	474,053

Evaluated at amortized cost
Current	87,633	4,560,263	-	-
Up to 3 months	9,457	2,015,126	-
From 4 to 12 months	78,176	2,545,137	-	-

Non-current	2,748,513	2,295,158	-	-
After one year	2,748,513	2,295,158	-	-

Total	203,701,541	154,200,583	15,253,376	20,423,074

The reconciliation of expected loss to financial assets at amortized cost segregated by stage is demonstrated in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

8.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures. The fair value of derivative financial instruments, comprised of futures, forward, options, and swaps operations, is determined in accordance with the following criteria:

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers, thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller of the right. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

Positions with derivative financial instruments as of December 31, 2024 and 2023 are shown below:

	2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,538,687,746	18,760,746	41	5,326,134	12,239,761	1,194,851
Swap contracts	758,053,043	21,743,021	47	2,296,009	606,502	18,840,510
Forward contracts	24,701,643	2,692,354	6	2,058,810	605,517	28,027
Future contracts	22,759,253	3,003,675	6	134,80	1,269,006	1,599,866
Total	3,344,201,685	46,199,796	100	9,815,756	14,720,786	21,663,254

Liabilities
Options	2,441,605,116	22,034,604	55	5,905,967	8,037,327	8,091,310
Swap contracts	825,780,642	14,000,255	35	2,501,045	1,106,887	10,392,323
Forward contracts	28,290,772	2,083,292	5	2,008,234	72,285	2,773
Future contracts	397,042,853	1,929,536	5	97,829	917,878	913,829
Total	3,692,719,383	40,047,687	100	10,513,075	10,134,377	19,400,235

	2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	3,053,641,595	15,982,949	85	6,240,115	6,455,786	3,287,048
Swap contracts	392,133,687	3,883,112	11	381,744	531,023	2,970,345
Forward contracts	125,343,466	2,889,964	3	2,508,142	250,756	131,066
Future contracts	8,005,705	977,441	1	833,172	104,758	39,511
Total	3,579,124,453	23,733,466	100	9,963,173	7,342,323	6,427,970

Liabilities
Options	2,308,283,883	17,970,099	74	5,996,813	5,601,569	6,371,717
Swap contracts	403,391,373	3,448,067	13	56,590	842,922	2,548,555
Forward contracts	82,074,317	2,705,166	3	2,216,996	250,030	238,140
Future contracts	311,303,078	662,084	10	29,918	79,459	552,707
Total	3,105,052,651	24,785,416	100	8,300,317	6,773,980	9,711,119

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Derivatives financial instruments by index:

	2024		2023
	Notional	Fair Value	Notional	Fair Value
Swap Contracts
Asset Position
Foreign exchange	48,173,431	2,336,907	6,446,652	611,709
Interest	708,886,668	19,137,399	367,589,959	1,863,359
Share	922,307	261,229	17,870,871	1,363,195
Commodities	70,637	7,486	226,205	44,849

Liability Position
Foreign exchange	48,091,014	(2,332,909)	-	-
Interest	762,360,740	(7,667,588)	403,391,373	(3,448,067)
Share	13,399,986	(3,795,336)	-	-
Commodities	1,928,902	(204,422)	-	-
Forward Contracts
Asset Position
Foreign exchange	14,082,204	2,233,794	100,765,753	341,835
Interest	10,619,439	458,560	24,577,713	2,548,129

Liability Position
Foreign exchange	17,671,333	(1,624,732)	60,387,358	(759,693)
Interest	10,619,439	(458,560)	21,686,959	(1,945,473)
Future Contracts
Purchase commitments
Foreign exchange	433,824	1,264	387,663	908
Interest	9,856,454	1,456,514	4,887,109	972,355
Share	4,011,021	545,439	3,520	-
Commodities	8,457,954	1,000,458	2,727,413	4,178

Commitments to sell
Foreign exchange	17,679,727	(50,786)	43,572	(131)
Interest	91,070,059	(451,014)	35,365,170	(560,676)
Share	201,459,785	(997,705)	274,874,389	(99,779)
Commodities	86,833,282	(430,031)	1,019,947	(1,498)
Options
Purchase commitments
Foreign exchange	9,565,942	714,593	14,346,184	520
Interest	2,528,806,657	17,978,224	3,019,606,208	15,593,786
Share	313,605	67,766	18,780,035	385,921
Commodities	1,542	163	909,168	2,722

Commitments to sell
Foreign exchange	175,548	(526,549)	9,308,549	(123,346)
Interest	2,440,966,741	(15,167,264)	2,278,678,906	(13,820,730)
Share	459,335	(6,340,766)	20,296,428	(4,026,023)
Commodities	3,492	(25)	-	-

Assets		46,199,796		23,733,466
Liabilities		(40,047,687)		(24,785,416)
Net		6,152,109		(1,051,950)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

9.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International LLC. and XP Advisory US. The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the
					amounts used to
					calculate hedge
Strategies	Assets	Liabilities			ineffectiveness

2024
Foreign exchange risk
Hedge of net investment in foreign operations	675,168	-	136,598	708,102	(138,777)
Total	675,168	-	136,598	708,102	(138,777)

2023
Foreign exchange risk
Hedge of net investment in foreign operations	450,853	-	(34,603)	446,442	41,235
Total	450,853	-	(34,603)	446,442	41,235

2022
Foreign exchange risk
Hedge of net investment in foreign operations	395,594	-	(17,281)	414,043	18,480
Total	395,594	-	(17,281)	414,043	18,480

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.

•	Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

•	Hedging the exposure to floating interest rates in BRL arising from loan operations indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2024
Interest rate and foreign exchange risk
Structured notes	-	17,671,952	2,727,761	18,273,237	(2,817,265)
Issued bonds	-	2,612,153	(779,318)	2,544,997	861,368
Brazilian sovereign bonds	24,728,299	-	(384,453)	24,624,210	372,940
Payroll loans	842,210	-	(31,328)	850,579	29,466
Loan operations	2,381,358	-	(17,669)	2,377,504	16,600
Total	27,951,867	20,284,105	1,514,993	48,670,527	(1,536,891)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2023
Interest rate and foreign exchange risk
Structured notes	-	16,593,439	(816,142)	16,702,984	849,160
Issued bonds	-	3,542,258	131,181	3,379,798	(189,189)
Total	-	20,135,697	(684,961)	20,082,782	659,971

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2024
Market price risk
Long term incentive plan taxes	-	234,310	205,701	206,068	(198,386)
Total	-	234,310	205,701	206,068	(198,386)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2023
Market price risk
Long term incentive plan taxes	-	414,315	(59,517)	438,765	70,906
Total	-	414,315	(59,517)	438,765	70,906

The table below presents, for each risk factor and hedging instruments categories, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

2024
	Notional amount	Book value
Hedge Instruments		Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	48,535,725	27,951,867	20,150,635	(1,589,844)	(20,755)
Foreign exchange risk
Futures	842,904	675,168	133,470	(85,824)	(3,322)
Market price risk
Swaps	206,068	-	234,310	(198,386)	7,315

2023
	Notional amount	Book value
Hedge Instruments		Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	19,859,217	-	19,896,226	675,035	(19,807)
Foreign exchange risk
Futures	670,007	450,853	239,472	26,171	1,449
Market price risk
Swaps	438,765	-	414,315	70,906	11,389

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedging instruments and the book value of the hedged item:

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024			December 31, 2023			December 31, 2022
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustment	Book value	Notional amount	Fair value adjustment	Book value	Notional amount	Fair value adjustment	Book value
Hedge of fair value	48,670,527	(1,536,891)	1,514,993	20,082,782	659,971	(684,961)	17,887,369	(932,486)	887,138
Hedge of net investment in foreign operations	708,102	(138,777)	136,598	446,442	41,235	(34,603)	414,043	18,480	(17,252)
Hedge of cash flow	206,068	(198,386)	205,701	438,765	70,906	(59,517)	261,818	(348,248)	346,900
Total	49,584,697	(1,874,054)	1,857,292	20,967,989	772,112	(779,081)	18,563,230	(1,262,254)	1,216,786

The table below shows the breakdown of notional value by maturity of the hedging strategies:

	December 31, 2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	12,547,147	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	48,670,527
Hedge of net investment in foreign operations	708,102	-	-	-	-	-	-	708,102
Hedge of cash flow	206,068	-	-	-	-	-	-	206,068
Total	13,461,317	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	49,584,697

	December 31, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	696,906	1,653,677	6,001,602	6,920,470	2,888,836	1,921,291	-	20,082,782
Hedge of net investment in foreign operations	400,918	45,524	-	-	-	-	-	446,442
Hedge of cash flow	438,765	-	-	-	-	-	-	438,765
Total	1,536,589	1,699,201	6,001,602	6,920,470	2,888,836	1,921,291	-	20,967,989

	December 31, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	-	17,887,369
Hedge of net investment in foreign operations	381,958	-	32,085	-	-	-	-	414,043
Hedge of cash flow	261,818	-	-	-	-	-	-	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	-	18,563,230

10.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2024	2023
Pledged asset loan	23,217,323	24,845,243
Retail	12,674,565	12,366,330
Companies	4,516,553	7,054,507
Credit card	6,026,205	5,424,406
Non-pledged loan	6,431,221	4,036,646
Retail	549,148	764,712
Companies	3,506,397	959,898
Credit card	2,375,676	2,312,036
Total loans operations	29,648,544	28,881,889
Expected Credit Loss (Note 14)	(420,081)	(329,954)
Total loans operations, net of Expected Loss	29,228,463	28,551,935
By maturity	2024	2023
Overdue by 1 day or more	304,052	329,707
Due in 3 months or less	6,014,440	6,739,145
Due after 3 months through 12 months	3,808,000	5,056,321
Due after 12 months	19,522,052	16,756,716
Total loans operations	29,648,544	28,881,889
By concentration
	2024	2023
Largest debtor	2,407,808	855,607
10 largest debtors	4,799,033	2,921,734
20 largest debtors	5,831,608	4,058,250
50 largest debtors	7,475,742	5,579,073
100 largest debtors	8,601,442	6,949,906

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (78% and 86% in December 31, 2024 and 2023, respectively) collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stage, according with IFRS 9, is demonstrated in Note 14.

11.	Accounts receivable

	2024	2023
Customers (i)	684,839	579,498
Dividends and interest receivable on equity capital through proprietary funds	50,921	31,779
Other	119,068	133,820
(-) Expected credit losses on accounts receivable (Note 14(b))	(75,885)	(63,907)
Total	778,943	681,190

(i) Refers to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no material concentration on the balances receivable as of December 31, 2024 and 2023.

The reconciliation of gross carrying amount and the expected credit loss in accounts receivable, segregated by stage, according with IFRS 9, is included in Note 14.

12.	Recoverable taxes

	2024	2023
Prepayments of income taxes (IRPJ and CSLL)	423,489	192,570
Contributions over revenue (PIS and COFINS)	25,791	45,688
Taxes on services (ISS)	3,255	1,859
Others	20	5,097
Total	452,555	245,214

Current	452,555	245,214
Non-current	-	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

13.	Prepaid expenses

	2024	2023
Commissions and premiums paid in advance (i)(ii)	3,948,012	4,081,456
Marketing expenses	16,791	10,687
Services paid in advance (iii)	213,193	42,331
Other expenses paid in advance	185,237	283,789
Total	4,363,233	4,418,263

Current	935,046	826,107
Non-current	3,428,187	3,592,156

(i)	Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.

(ii)	Include balances with related parties, in connection with the transactions disclosed on Note 5(ii)(b)(ii).

(iii)	Mostly related to software’s subscription licenses (software as a service “SaaS”).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

14.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)	Reconciliation of carrying amount of Financial Assets

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	-	-	-	-	-	53,250,910

Financial assets amortized cost
Securities	6,861,493	(4,011,385)	-	-	-	-	-	2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	-	-	-	-	-	22,059,501
Loans and credit card operations	26,447,368	1,597,545	(2,108,966)	(309,713)	710,801	253	-	26,337,288

Total on-balance exposures	91,894,479	14,310,953	(2,108,966)	(309,713)	710,801	253	-	104,497,807

Off-balance exposures (credit card limits)	8,323,897	(716,113)	(300,426)	(206)	166,424	1	-	7,473,577

Total exposures	100,218,376	13,594,840	(2,409,392)	(309,919)	877,225	254	-	111,971,384

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	2,202,931	(566,369)	(710,801)	(125,492)	2,108,966	810	-	2,910,045
Total on-balance exposures	2,202,931	(566,369)	(710,801)	(125,492)	2,108,966	810	-	2,910,045
Off-balance exposures (credit card limits)	583,270	(322,731)	(166,424)	(130)	300,426	5	-	394,416
Total exposures	2,786,201	(889,100)	(877,225)	(125,622)	2,409,392	815	-	3,304,461

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	231,590	(80,172)	(253)	(810)	309,713	125,492	(184,349)	401,211
Total on-balance exposures	231,590	(80,172)	(253)	(810)	309,713	125,492	(184,349)	401,211
Off-balance exposures (credit card limits)	5,540	(312)	(1)	(5)	206	130	-	5,558
Total exposures	237,130	(80,484)	(254)	(815)	309,919	125,622	(184,349)	406,769

Consolidated Stages	Balance at December 31, 2023	Purchases / (Settlements)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	-	53,250,910
Financial assets amortized cost
Securities	6,861,493	(4,011,385)	-	2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	-	22,059,501
Loans and credit card operations	28,881,889	951,004	(184,349)	29,648,544
Total on-balance exposures	94,329,000	13,664,412	(184,349)	107,809,063
Off-balance exposures (credit card limits)	8,912,707	(1,039,156)	-	7,873,551
Total exposures	103,241,707	12,625,256	(184,349)	115,682,614

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238		-	-	-	-		43,693,837
Financial assets amortized cost
Securities	9,275,027	(2,413,534)		-	-	-	-		6,861,493
Securities purchased under resale agreements	7,606,501	7,285,280		-	-	-	-		14,891,781
Loans and credit card operations	21,168,048	5,678,561	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	26,447,368
Total on-balance exposures	73,200,175	19,093,545	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	91,894,479
Off-balance exposures (credit card limits)	4,759,298	3,670,075	201,949	(495,087)	(5,526)	193,171	17	-	8,323,897
Total exposures	77,959,473	22,763,620	1,284,947	(2,295,553)	(198,592)	711,412	44	(6,975)	100,218,376

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931
Total on-balance exposures	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931
Off-balance exposures (credit card limits)	255,539	25,490	308	(193,171)	(8)	495,087	25	-	583,270
Total exposures	1,328,709	(86,385)	3,042	(711,412)	(33,246)	2,295,553	142	(10,202)	2,786,201

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590
Total on-balance exposures	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590
Off-balance exposures (credit card limits)	-	(31)	79	(17)	(25)	5,526	8	-	5,540
Total exposures	19,319	(11,034)	18,083	(44)	(142)	198,592	33,246	(20,890)	237,130

Consolidated Stages	Balance at December 31, 2022	Purchases / (Settlements)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238	-	-	43,693,837
Financial assets amortized cost
Securities	9,275,027	(2,413,534)	-	-	6,861,493
Securities purchased under resale agreements	7,606,501	7,285,280	-	-	14,891,781
Loans and credit card operations	22,260,537	5,555,684	1,103,736	(38,068)	28,881,889
Total on-balance exposures	74,292,664	18,970,668	1,103,736	(38,068)	94,329,000
Off-balance exposures (credit card limits)	5,014,837	3,695,534	202,336	-	8,912,707
Total exposures	79,307,501	22,666,202	1,306,072	(38,068)	103,241,707

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Operations	2024	2023

Financial assets amortized cost
Securities trading and intermediation	6,635,969	3,047,011
Accounts Receivable	854,828	745,097
Other financial assets	13,257,189	4,263,947
Total	20,747,986	8,056,055

b)	Expected credit loss

The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended December 31, 2024 and December 31, 2023, segregated by stages:

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	-	-	-	-		15,622
Financial assets amortized cost
Securities	6,072	7,890	-	-	-	-		13,962
Securities purchased under resale agreements	2,803	(439)	-	-	-	-		2,364
Loans and credit card operations	54,845	227,395	(57,266)	(148,947)	2,872	130	-	79,029
Total on-balance exposures	75,919	238,269	(57,266)	(148,947)	2,872	130	-	110,977
Off-balance exposures (credit card limits)	8,162	8,349	(5,770)	(32)	555	-	-	11,264
Total exposures	84,081	246,618	(63,036)	(148,979)	3,427	130	-	122,241

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	74,696	76,541	(2,872)	(117,930)	57,266	184	-	87,885
Total on-balance exposures	74,696	76,541	(2,872)	(117,930)	57,266	184	-	87,885
Off-balance exposures (credit card limits)	6,203	(3,608)	(555)	(6)	5,770	-	-	7,804
Total exposures	80,899	72,933	(3,427)	(117,936)	63,036	184	-	95,689

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024
Financial assets amortized cost
Loans and credit card operations	182,282	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,080
Total on-balance exposures	182,282	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,080
Off-balance exposures (credit card limits)	3,766	215	-	-	32	6	-	4,019
Total exposures	186,048	(34,201)	(130)	(184)	148,979	117,936	(184,349)	234,099

Consolidated Stages	Balance at December 31, 2023	Increase / (Reversal)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	-	15,622
Financial assets amortized cost
Securities	6,072	7,890	-	13,962
Securities purchased under resale agreements	2,803	(439)	-	2,364
Loans and credit card operations	311,823	269,520	(184,349)	396,994
Total on-balance exposures	332,897	280,394	(184,349)	428,942
Off-balance exposures (credit card limits)	18,131	4,956	-	23,087
Total exposures	351,028	285,350	(184,349)	452,029

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122		-	-	-	-		12,199
Financial assets amortized cost
Securities	2,924	3,148	-	-	-	-	-		6,072
Securities purchased under resale agreements	2,681	122		-	-	-	-		2,803
Loans and credit card operations	21,313	223,234	27,499	(63,095)	(148,305)	1,173	1	(6,975)	54,845
Total on-balance exposures	34,995	230,626	27,499	(63,095)	(148,305)	1,173	1	(6,975)	75,919
Off-balance exposures (credit card limits)	4,800	8,064	4,303	(5,427)	(3,765)	187	-	-	8,162
Total exposures	39,795	238,690	31,802	(68,522)	(152,070)	1,360	1	(6,975)	84,081

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696
Total on-balance exposures	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696
Off-balance exposures (credit card limits)	1,428	(467)	3	(187)	(1)	5,427	-	-	6,203
Total exposures	9,084	42,692	810	(1,360)	(28,664)	68,522	17	(10,202)	80,899

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281
Total on-balance exposures	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281
Off-balance exposures (credit card limits)	-	(18)	18	-	-	3,766	1	-	3,767
Other off-balance exposures	15,214	38,891	-	-	-	-	-	(54,105)	-
Total exposures	29,395	35,647	15,286	(1)	(17)	152,070	28,664	(74,996)	186,048

Consolidated Stages	Balance at December 31, 2022	Increase / (Reversal)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122	-	-	12,199
Financial assets amortized cost
Securities	2,924	3,148	-	-	6,072
Securities purchased under resale agreements	2,681	122	-	-	2,803
Loans and credit card operations	43,149	263,168	43,573	(38,068)	311,822
Total on-balance exposures	56,831	270,560	43,573	(38,068)	332,896
Off-balance exposures (credit card limits)	6,228	7,579	4,325	-	18,132
Other off-balance exposures	15,214	38,890	-	(54,104)	-
Total exposures	78,273	317,029	47,898	(92,172)	351,028

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2024 and December 31, 2023:

Expected Credit Losses	2024	2023
Financial assets amortized cost
Securities trading and intermediation	136,872	114,692
Accounts receivable	75,885	63,907
Other financial assets	24,192	55,204
Total	236,949	233,803

c)	Expected credit losses segregated by products

The table below presents the expected credit losses for 2024 and 2023, segregated by products:

Expected Credit Losses	2024	2023

Financial assets at fair value through other comprehensive income	15,622	12,199
Securities	15,622	12,199
Financial assets amortized cost	650,269	554,501
Securities	13,962	6,072
Securities purchased under resale agreements	2,364	2,803
Loans and credit card operations	396,994	311,823
Securities trading and intermediation	136,872	114,692
Accounts receivable	75,885	63,907
Other financial assets	24,192	55,204
Total losses for exposures	665,891	566,700
Off-balance exposures (credit card limits)	23,087	18,131
Total exposures	688,978	584,831

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

15.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of December 31, 2024 and 2023.

Entity	2023	Acquisitions (iv)	Disposals	Equity in earnings	Dividends received	Other changes in equity (v)	Goodwill (i) (vi)	2024
Equity-accounted method
Associates (ii.a)	1,657,956	86,482	-	47,286	(46,812)	(49,146)	276,735	1,972,501
Measured at fair value
Associates (iii)	1,450,704	-	(33,126)	(91,212)	-	219,912	-	1,546,278
Total	3,108,660	86,482	(33,126)	(43,926)	(46,812)	170,766	276,735	3,518,779

Entity	2022	Acquisitions (iv)	Disposals	Equity in earnings	Dividends received	Other changes in equity (v)	Goodwill (i) (vi)	2023
Equity-accounted method
Associates (ii.a)	748,306	297,072	(11,034)	73,507	-	12,434	537,671	1,657,956
Measured at fair value
Associates (iii)	1,523,425	20,444	(44,923)	(52,403)	-	4,161	-	1,450,704
Total	2,271,731	317,516	(55,956)	21,104	-	16,595	537,671	3,108,660

(i) Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration (Note 5(ii)(b)(ii)).

(ii) As of December 31, 2024 and December 31, 2023, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31, 2024 and December 31, 2023); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on December 31, 2023); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on December 31, 2024 and December 31, 2023); Ável Participações Ltda. (35% of the total and voting capital on December 31, 2024 and December 31, 2023); Monte Bravo Holding JV S.A. (45% of the total and voting capital on December 31, 2024 and December 31, 2023);  Blue3 S.A. (42% of the total and voting capital on December 31, 2024 and December 31, 2023); FMX Capital S.A. (36.01% of the total and voting capital on December 31, 2024); SVN S.A (22% of the total and voting capital on December 31, 2024) and Manchester Financial Group Participações S.A. (16% of the total and voting capital on December 31, 2024).

(iii) As mentioned in Note 2 (c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 20.

(iv) Includes the minority stake acquisitions disclosed in the Note 5(ii)(b)(ii).

(v) Includes loss or acquisition of significant influence in associates (non-cash transaction), reclassified from investments in associates and joint ventures to financial assets at fair value through profit or loss (or vice versa) and other comprehensive income balances.

(vi) During the year ended December 31, 2024, includes the remeasurement of a contingent consideration element, in the total amount of R$ 50,000, against ‘other financial liabilities’, related to minority stake acquisitions occurred in 2023 (Note 5(ii)(b)(ii)).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

16.	Property, equipment, intangible assets and leases

(a) Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2022	57,931	18,221	690	39,200	164,096	33,826	313,964
Additions	10,775	152	1,542	245	31,849	-	44,563
Write-offs	-	-	-	-	(1,179)	-	(1,179)
Transfers	101	41	-	104	(15,264)	-	(15,018)
Foreign exchange	21	(58)	-	(407)	-	-	(444)
Depreciation in the year	(18,774)	(3,649)	(93)	(5,019)	(17)	(3,440)	(30,992)
Balance as of December 31, 2022	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Cost	101,101	31,291	2,557	54,553	179,485	34,399	403,386
Accumulated depreciation	(51,047)	(16,584)	(418)	(20,430)	-	(4,013)	(92,492)

Balance as of January 1, 2023	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Additions	9,124	11,328	728	338	44,486	-	66,004
Business combination (Note 5(ii))	35,945	1,881	94	797	816	-	39,533
Write-offs	(1,059)	(158)	(8)	(52)	-	-	(1,277)
Transfers	-	1,501	624	18,041	(20,166)	-	-
Foreign exchange	779	16	1	60	-	-	856
Depreciation in the year	(26,923)	(4,740)	(260)	(7,285)	-	(3,440)	(42,648)
Balance as of December 31, 2023	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Cost	178,361	46,815	4,490	90,191	204,621	34,399	558,877
Accumulated depreciation	(110,441)	(22,280)	(1,172)	(44,169)	-	(7,453)	(185,515)

Balance as of January 1, 2024	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Additions	5,311	5,186	524	455	133,332	-	144,808
Write-offs	(67)	(30)	(20)	-	(14,208)	-	(14,325)
Transfers	(8,069)	7,088	19,034	105,807	(123,860)	-	-
Foreign exchange	82	(101)	-	(136)	120	-	(35)
Disposal	-	-	-	-	(10,000)	-	(10,000)
Depreciation in the year	(19,897)	(4,644)	(3,790)	(11,991)	(92)	(3,440)	(43,854)
Balance as of December 31, 2024	45,280	32,034	19,066	140,157	189,913	23,506	449,956
Cost	133,339	54,916	29,752	183,728	192,965	34,399	629,099
Accumulated depreciation	(88,059)	(22,882)	(10,686)	(43,571)	(3,052)	(10,893)	(179,143)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Goodwill and Intangible assets

	Software	Goodwill	Customer list	Trademarks	Other intangible assets	Total

Balance as of January 1, 2022	152,332	542,745	92,489	2,567	30,842	820,975
Additions	13,655	-	13,000	-	55,757	82,412
Business combination (Note 5(ii))	-	60,037	-	-	-	60,037
Write-offs	(7,337)	(156)	(12,133)	-	-	(19,626)
Transfers	10,125	(7,404)	(21,189)	18,468	-	-
Foreign exchange	(3,986)	-	-	-	(1)	(3,987)
Amortization in the year	(76,450)	-	(10,663)	(8,495)	(21)	(95,629)
Balance as of December 31, 2022	88,339	595,222	61,504	12,540	86,577	844,182
Cost	276,195	595,222	141,252	25,000	86,674	1,124,343
Accumulated amortization	(187,856)	-	(79,748)	(12,460)	(97)	(280,161)

Balance as of January 1, 2023	88,339	595,222	61,504	12,540	86,577	844,182
Additions	22,387	-	58,692	-	49,140	130,219
Business combination (Note 5(ii))	46,916	1,257,605	355,730	29,909	-	1,690,160
Write-offs	(4,945)	(19,420)	-	(3,113)	(2,722)	(30,200)
Transfers	77,964		(7,876)	7,090	(77,178)	-
Foreign exchange	-		-	-	1,494	1,494
Amortization in the year	(71,680)	-	(35,076)	(11,468)	(15,586)	(133,810)
Balance as of December 31, 2023	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Cost	302,560	1,833,407	555,674	51,110	41,725	2,784,476
Accumulated amortization	(143,579)	-	(122,700)	(16,152)	-	(282,431)

Balance as of January 1, 2024	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Additions	5,042	4,620	-	-	175,742	185,404
Business combination (Note 5(ii))	-	103,544	(1,633)	(39)	-	101,872
Write-offs	(15,127)	-		-	-	(15,127)
Transfers	(28,677)	(20,222)	(9,911)	18,245	40,565	-
Foreign exchange	164	-	-	-	223	387
Amortization in the year	(50,770)	-	(62,449)	(14,254)	(12,659)	(140,132)
Balance as of December 31, 2024	69,613	1,921,349	358,981	38,910	245,596	2,634,449
Cost	197,295	1,921,349	492,886	122,797	266,466	3,000,793
Accumulated amortization	(127,682)	-	(133,905)	(83,887)	(20,870)	(366,344)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(c)  Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2024 and 2023, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.

Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

The Group performed its annual impairment test as of December 31, 2024 and 2023 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determine values

Sales	Average annual growth rate over the four-year forecast period; based on management’s expectations of market development.

Budgeted gross margin	Based on management’s expectations for the future.

Other operating costs	Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the four-year forecast period.

Annual capital expenditure	Expected cash costs. This is based on the experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value-in-use model as a result of this expenditure.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The long-term growth rate utilized in the impairment test of goodwill is 3.6%.

Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 14.5% (December 31, 2023 – 13.85%).

d)       Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As of January 1, 2023	258,491	285,638
Additions (i)	90,851	116,774
Business combination (Note 5(ii))	17,493	19,802
Depreciation expense	(75,955)	-
Write-offs	(114)	(675)
Interest expense	(3,864)	22,927
Revaluation	1,187	-
Effects of exchange rate	(6,285)	(6,967)
Payment of lease liabilities	-	(132,737)
As of December 31, 2023	281,804	304,762
Current	-	69,722
Non-current	258,491	215,916

As of January 1, 2024	281,804	304,762
Additions (i)	160,257	157,750
Depreciation expense	(81,339)	-
Write-offs	-	-
Interest expense	-	19,135
Revaluation	1,304	-
Cancellation/expiration	(65,050)	(65,050)
Effects of exchange rate	16,165	20,716
Payment of lease liabilities	-	(125,966)
As of December 31, 2024	313,141	311,347
Current	-	40,756
Non-current	313,141	270,591

(i) Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The Group did not recognize rent expense from short-term leases and low-value assets on December 31, 2024 and 2023. The total rent expense of R$ 38,503 (R$ 23,656 – December 31, 2023), includes other expenses related to leased offices such as condominiums.

17.	Financing instruments payable

	2024	2023
Market funding operations (a)	88,483,485	54,831,509
Deposits	53,506,617	27,493,655
Demand deposits	1,243,221	1,812,469
Time deposits	51,638,802	25,230,996
Interbank deposits	624,594	450,190
Financial bills	14,193,253	9,019,789
Structured notes	20,104,840	18,015,165
Others	678,775	302,900
Debt securities (b)	6,764,997	5,534,081
Debentures	1,251,256	2,212,441
Bond	5,513,741	3,321,640
Total	95,248,482	60,365,590

Current	52,036,137	22,946,160
Non-current	43,212,345	37,419,430

(a)	Market funding operations maturity

Maturity - 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,243,221	-	-	-	-	-	1,243,221
Time deposits	4,337,012	6,202,542	10,256,783	14,656,194	6,371,748	9,814,523	51,638,802
Interbank deposits	-	-	-	-	370,106	254,488	624,594
Financial bills	385,960	45,916	108,266	432,934	3,779,877	9,440,300	14,193,253
Structured notes	69,880	82,304	90,546	536,373	881,785	18,443,952	20,104,840
Others	-	-	-	4	573,886	104,885	678,775
Total	6,036,073	6,330,762	10,455,595	15,625,505	11,977,402	38,058,148	88,483,485

Maturity - 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,812,469	-	-	-	-	-	1,812,469
Time deposits	1,944,623	2,823,731	5,370,064	2,522,206	2,878,827	9,691,545	25,230,996
Interbank deposits	-	-	-	1,006	276,113	173,071	450,190
Financial bills	30,954	43,635	94,499	680,490	2,103,902	6,066,309	9,019,789
Structured notes	23,345	32,730	1,756	69,879	712,046	17,175,409	18,015,165
Others	1,119	17,116	-	46,688	235,513	2,464	302,900
Total	3,812,510	2,917,212	5,466,319	3,320,269	6,206,401	33,108,798	54,831,509

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		2024			2023
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	359,544	5,154,197	5,513,741	118,402	3,203,238	3,321,640
Debentures (ii)	Floating rate	1,251,256	-	1,251,256	1,105,047	1,107,394	2,212,441
Total		1,610,800	5,154,197	6,764,997	1,223,449	4,310,632	5,534,081
Current				1,610,800			1,223,449
Non-current				5,154,197			4,310,632

(i) XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.

On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million, with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.

(ii) XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024.

18.	Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2024	2023
Cash and settlement records	1,521,064	1,277,579
Debtors pending settlement	4,985,532	1,768,735
Other	129,373	697
(-) Expected losses on Securities trading and intermediation (i)	(136,872)	(114,692)
Total Assets	6,499,097	2,932,319

Cash and settlement records	1,499,960	166,625
Creditors pending settlement	3,222,114	1,957,045
Customer’s cash on investment account	13,752,904	14,819,869
Total Liabilities	18,474,978	16,943,539

(i)	The reconciliation of gross carrying amount and the expected loss, segregated by stage, according to IFRS 9, are included in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

19.	Borrowings

	Annual interest rate %	Maturity	December 31, 2024	December 31, 2023

Banco Citi México	Term SOFR(*)+0.60%	June 2025	1,666,432	-
Banco Nacional de México (i)	Term SOFR(*)+0.40%	August 2024	-	2,198,619
Banco Daycoval (ii)	15.66%	September 2024	-	803
Total borrowings			1,666,432	2,199,422
Current			1,666,432	2,199,422
Non-current			-	-

(*) Security Overnight Financing Rate (SOFR).

(i) In August 2024, according to the maturity date, the loan agreement was fully settled.

(ii) In September 2024, according to the maturity date, the loan agreement was fully settled.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 37 (ii)).

20.	Other financial assets and financial liabilities

a)	Other financial assets

	2024	2023
Foreign exchange portfolio	2,231,898	1,022,083
Receivables from IFAs	17,818	165,640
Compulsory and other deposits at Brazilian Central Bank (i)	10,940,466	2,956,896
Other financial assets	67,007	119,328
(-) Expected losses on other financial assets (ii)	(24,192)	(55,204)
Total	13,232,997	4,208,743
Current	11,919,324	3,471,827
Non-current	1,313,673	736,916

(i) As of December 31, 2024, the amount of R$ 4,343,999 (December 31, 2023 - R$ 2,438,896) is being presented as cash equivalents in the statements of cash flows.

(ii) The reconciliation of gross carrying amount and the expected loss, according to IFRS 9, are presented in Note 14.

b)	Other financial liabilities

	2024	2023
Foreign exchange portfolio	2,476,659	1,361,882
Structured financing (i)	3,282,750	1,841,790
Credit cards operations	8,138,657	7,234,116
Contingent consideration (ii)	116,777	571,723
Lease liabilities	311,347	304,762
Others	404,673	917,103
Total	14,730,863	12,231,376
Current	14,343,495	11,974,989
Non-current	387,368	256,387

(i) Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.

(ii) Contractual contingent considerations associated with investment acquisitions. The maturity of the total contingent consideration payment is up to 4 years and the contractual maximum amount payable is R$ 289,600 (the minimum amount is zero).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

21.	Social and statutory obligations

	2024	2023

Obligations to non-controlling interest	177,961	75,196
Employee profit-sharing (i)	965,159	910,739
Salaries and other benefits payable	167,791	160,192
Total	1,310,911	1,146,127

(i)	The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Board of Directors. The bonus is calculated at each half of the year and payments are made in February and August.

22.	Taxes and social security obligations

	2024	2023

Income Tax (IRPJ and CSLL) (i)	171,450	225,677
Taxes on long term incentive plan (ii)	105,446	192,776
Contributions over revenue (PIS and COFINS)	57,136	63,819
Taxes on services (ISS)	27,040	23,096
Contributions for Social Security (INSS)	33,813	27,529
Others	22,783	26,750
Total	417,668	559,647
Current	417,668	559,647
Non-current	-	-

(i) The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$ 215,278 (R$ 313,167 - 2023), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$ 171,450 (R$ 166,755 - 2023) and taxes assets of R$ R$ 240,017 (R$ 116,591 - 2023). Excess values of the asset and its impact on net positions (R$ 24,738) are presented in Note 12.

(ii) The amount classified as "Taxes on long term incentive plan" includes mostly contributions to Brazilian Social Security Programs “FGTS” and “INSS”.

23.	Retirement plans and insurance liabilities

As of December 31, 2024, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and the balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 7(a)(i)).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Changes in the period

	2024	2023
As of January, 1	56,409,075	45,733,815
Contributions received	4,998,049	3,333,361
Transfer with third party plans	3,830,602	5,562,491
Withdraws	(3,964,150)	(3,847,214)
Claims paid	-	(210)
Other provisions (Constitution/Reversion)	151,140	9,185
Monetary correction and interest income	4,799,671	5,617,647
As of December, 31	66,224,387	56,409,075

24.	Income tax

(a) Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2024	2023	2024	2023	2022
Tax losses carryforwards	1,051,966	742,245	309,721	167,125	466,982
Goodwill on business combinations (i)	51,319	35,823	15,496	29,447	(6,053)
JanuProvisions for IFAs’ commissions	84,756	90,075	(5,319)	18,089	(4,988)
Revaluations of financial assets at fair value	294,986	(166,281)	461,267	48,175	(388,197)
Expected credit losses (ii)	334,006	335,711	(1,705)	277,503	14,277
Profit sharing plan	298,539	278,983	19,556	9,034	9,084
Net gain/(loss) on hedge instruments	(31,854)	(22,704)	(9,150)	(11,535)	(39,292)
Share-based compensation	558,744	627,730	(68,986)	61,009	181,127
Other provisions	(19,817)	96,189	(116,006)	(81,915)	23,764
Total	2,622,645	2,017,771	604,874	516,932	256,704
Deferred tax assets	2,887,935	2,104,128
Deferred tax liabilities	(265,290)	(86,357)

(i) For Brazilian tax purposes, goodwill is amortized at least in 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.

(ii) Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	2024	2023	2022
As of January, 1	2,017,771	1,500,839	1,244,135
Foreign exchange variations	(22,335)	(46,714)	5,786
Business combination (Note 5(ii))	-	401,521	-
Charges to statement of income	(100,798)	589,562	397,792
Tax relating to components of other comprehensive income	728,007	(427,437)	(146,874)
As of December 31,	2,622,645	2,017,771	1,500,839

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 50,661 (December 31, 2023 - R$ 55,410) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

(b) Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates of 34% for the year ended December 31:

	2024	2023	2022
Income before taxes	4,985,967	3,936,348	3,444,656
Combined tax rate in Brazil (i)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,695,229	1,338,359	1,171,183

Effects from entities taxed at different rates	175,868	(43,572)	62,596
Effects from entities taxed at different taxation regimes (ii)	(1,051,135)	(1,174,605)	(1,343,757)
Intercompany transactions with different taxation regimes	(301,833)	(68,673)	(46,674)
Tax incentives	(13,503)	(17,835)	(5,346)
Non-deductible expenses (non-taxable income)	(33,499)	(17,459)	3,758
Others	-	20,742	22,685
Total	471,127	36,957	(135,555)

Current	432,043	586,659	262,236
Deferred	39,084	(549,702)	(397,791)
Total expense / (credit)	471,127	36,957	(135,555)

(i)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Controle 3 Participações S.A., which is the holding company of all operating entities of XP Inc. in Brazil.

(ii)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	(19,645)	-	(19,645)
Gains (losses) on net investment hedge	26,154	(8,902)	17,252
Changes in the fair value of financial assets at fair value	356,078	(137,972)	218,106
As of December 31, 2022	362,587	(146,874)	215,713

Foreign exchange variation of investees located abroad	(41,160)	-	(41,160)
Gains (losses) on net investment hedge	41,477	(6,874)	34,603
Changes in the fair value of financial assets at fair value	905,670	(349,289)	556,381
As of December 31, 2023	905,987	(356,163)	549,824

Foreign exchange variation of investees located abroad	147,671	-	147,671
Gains (losses) on net investment hedge	(136,598)	-	(136,598)
Changes in the fair value of financial assets at fair value	(1,894,661)	728,007	(1,166,654)
As of December 31, 2024	(1,883,588)	728,007	(1,155,581)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

25.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On July 1, 2023, XP Inc issued 18,717,771 Class A common shares (R$ 2,097,326) to acquire up to 100% of Banco Modal´s shares, in a non-cash equity exchange transaction.

On August 15, 2024, XP Inc issued 985,297 Class A common shares (R$ 106,412) to acquire 22% of SVN´s shares, in a non-cash equity exchange transaction.

As of December 31, 2024, the Company had R$26 of issued capital which were represented by 435,374,795 Class A common shares and 104,432,034 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

Below is a summary of the issuances, cancellations and conversions of shares during 2024 and 2023:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares
As of December 31, 2022	447,801,661	112,717,094	560,518,755
Canceled shares	(31,267,095)	-	(31,267,095)
Issued shares	20,241,514	-	20,241,514
As of December 31, 2023	436,776,080	112,717,094	549,493,174

Canceled shares	(12,650,574)	-	(12,650,574)
Converted shares	8,285,060	(8,285,060)	-
Issued shares	2,964,229	-	2,964,229
As of December 31, 2024	435,374,795	104,432,034	539,806,829

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

As mentioned in Note 33, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2024, the outstanding number of shares reserved under the plans is 14,426,088 restricted share units (“RSUs”) (2023 – 14,600,588) and 579,540 performance restricted units (“PSUs”) (2023 - 1,588,818) to be issued at the vesting date.

During the year ended December 31, 2024, XP Inc issued 1,978,932 Class A common shares in connection with vestings occurred under the share based long-term incentive plan.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group registered treasury shares in its equity as a result of the share purchase agreement with Itaú Unibanco, signed on June 2022 and the share buy-back programs (Note 1.1). Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the year ended December 31, 2023, the Company repurchased 13,120,268 Class A common shares (R$ 915,859).

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares, totaling an amount of R$ 2,785,504.

During the year ended December 31, 2024, the Company repurchased 13,977,674 Class A common shares (R$ 1,353,611).

On July 30, 2024, the Company’s Board of Directors approved the cancellation of 12,650,574 Class A common shares, totaling an amount of R$ 1,248,548.

As of December 31, 2024, the Group held 1,327,100 Class A shares (December 31, 2023 – 0) and 1,056,308 Class B shares (December 31, 2023 – 1,056,308) in treasury with a total amount of R$ 222,180 (R$ 117,117 – December 31, 2023).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the year ended December 31, 2022, XP Inc. did not declare and paid dividends to the shareholders.

For the year ended December 31, 2023, XP Inc. declared and paid dividends to its shareholders in the total amount of US$ 720 million (R$ 3,542,298). The dividends were settled on September 25, 2023 (R$ 1,577,622) and December 22, 2023 (R$ 1,964,676).

For the year ended December 31, 2024, XP Inc. declared and paid dividends to its shareholders in the total amount of US$ 350 million (R$ 2,037,082). The dividends were settled on December 18, 2024.

Non-controlling shareholders of some XP Inc’s subsidiaries received dividends during the years ended December 31, 2024 (R$ 991), 2023 (R$ 1,853) and 2022 (R$ 1,820).

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

26.	Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business, under arm’s length conditions, and include interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

(a)	Key-person management compensation

Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2024	2023	2022
Fixed compensation	17,695	17,445	7,837
Variable compensation	16,252	15,843	60,781
Total	33,947	33,288	68,618

(b)	Transactions with related parties

The material transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2024	2023	2024	2023	2022
Shareholders with significant influence (i)	-	-	-	6,104	(160,835)
Securities	-	-	-	17,403	24,770
Securities purchased under resale agreements	-	-	-	5,101	9,370
Accounts receivable and Loans operations	-	-	-	424	1,330
Securities sold under repurchase agreements	-	-	-	(16,824)	(196,305)
Borrowings	-	-	-	-	-

(i) These transactions are mainly related to Itaúsa S.A. Group. See note 1.2.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations, including services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

27.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	2024	2023
Tax contingencies	1,540	1,537
Civil contingencies	58,738	37,921
Labor contingencies	85,895	57,965
Other provisions	-	255
Total provision	146,173	97,678
Judicial deposits (i)	35,411	22,108

(i) There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Changes in the provision during the year

	2024	2023	2022
Balance as of January 1	97,678	43,541	29,308
Business combination (Note 5(ii))	-	70,910	-
Monetary correction	22,398	25,954	4,449
Provision accrued	47,273	65,731	23,844
Provision reversed	(12,988)	(55,791)	(11,539)
Payments	(8,188)	(52,667)	(2,521)
Balance as of December 31	146,173	97,678	43,541

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2024, there were 681 (December 31, 2023 - 777) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 58,738 (December 31, 2023 - R$ 37,921).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2024, the Company and its subsidiaries are the defendants in 275 cases (December 31, 2023 - 116) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 85,895 (December 31, 2023 - R$ 57,965).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 2,481,746 (December 31, 2023 - R$ 1,826,688).

Below these claims are summarized by nature:

	2024	2023

Tax (i) (ii) (iii)	1,338,518	653,714
Civil (iv)	970,615	883,485
Labor (v)	172,613	289,489
Total	2,481,746	1,826,688

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022 and 2024 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019 and 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$ 21,979.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$ 55,232.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$ 127,286.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 154,026.

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$ 189,277.

f.	Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$ 206,358.

g.	Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 364,463.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgement by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 97,908.

(iii)	Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. The first administrative appeal was denied, and currently Banco Modal awaits judgment of the second appeal by the CARF. The risk of loss for this claim is classified as possible by the external counsels. The total amount claimed is R$ 7,464.

(iv)	The Group is defendant in 2,130 (December 31, 2023 – 778) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(v)	The Group is defendant in 235 (December 31, 2023 – 116) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

28.	Other assets and other liabilities

a)	Other assets

	2024	2023
Energy contracts (i)	5,164,402	2,605,389
Other	363,788	261,292
Total	5,528,190	2,866,681

b)	Other liabilities

	2024	2023
Energy contracts (i)	1,012,855	-
Other	67,235	53,804
Total	1,080,090	53,804

(i)	Electricity purchase and sale contracts signed through the subsidiary XP Comercializadora de Energia Ltda.

29.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2024	2023	2022
Major service lines
Brokerage commission	2,133,266	1,991,781	2,102,878
Securities placement	2,285,110	1,979,406	1,631,399
Management fees	1,742,959	1,628,373	1,580,770
Insurance brokerage fee	219,397	175,326	153,230
Commission fees	996,693	789,822	563,987
Other services	734,090	588,932	476,492
Gross revenue from services rendered	8,111,515	7,153,640	6,508,756
(-) Sales taxes and contributions on services (i)	(686,659)	(621,635)	(568,300)
Net revenue from services rendered	7,424,856	6,532,005	5,940,456

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	2024	2023	2022
Net income/(loss) from financial instruments at fair value through profit or loss	11,727,589	6,923,112	6,326,080
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(1,851,844)	1,649,210	1,201,253
Total income from financial instruments	9,875,745	8,572,322	7,527,333
(-) Taxes and contributions on financial income	(269,740)	(244,231)	(120,399)
Net income/(loss) from financial instruments	9,606,005	8,328,091	7,406,934

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	2024	2023	2022
Brazil	16,288,131	14,261,302	12,855,909
United States	684,144	531,997	449,447
Europe	58,586	66,797	42,034
Revenues	17,030,861	14,860,096	13,347,390

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2024	2023
Brazil	16,399,995	13,255,769
United States	723,340	508,544
Europe	136,968	88,395
Selected assets (i)	17,260,303	13,852,708

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

30.	Operating costs

	2024	2023	2022
Commission and incentive costs	3,460,647	3,070,875	2,813,308
Operating losses	171,600	136,014	139,734
Other costs	1,430,785	1,192,034	918,054
Clearing house and proprietary funds fees	575,737	474,013	427,844
Third parties’ services	68,847	59,374	53,779
Credit card cashback	435,064	379,711	262,429
Other	351,137	278,936	174,002
Total	5,063,032	4,398,923	3,871,096

31.	Operating expenses by nature

	2024	2023	2022
Selling expenses	148,975	169,486	138,722
Advertising and publicity	148,975	169,486	138,722

Administrative expenses	6,001,055	5,461,147	5,641,233
Personnel expenses	3,996,463	3,728,123	3,943,284
Compensation	1,498,476	1,371,973	1,597,229
Employee profit-sharing and bonus	1,592,865	1,531,491	1,540,172
Executives profit-sharing	231,337	149,263	100,732
Benefits	257,289	223,694	195,763
Social charges	404,319	437,377	487,237
Other	12,177	14,325	22,151
Other taxes expenses	91,317	65,526	71,396
Depreciation of property and equipment and right-of-use assets	125,193	118,603	110,248
Amortization of intangible assets	140,132	133,810	95,629
Other administrative expenses	1,647,950	1,415,085	1,420,676
Data processing	868,011	739,804	685,946
Technical services	150,580	152,499	188,986
Third parties' services	318,629	307,952	397,585
Rent expenses	38,503	23,656	14,491
Communication	24,373	31,577	27,076
Travel	51,414	36,232	40,243
Legal and judicial	70,270	24,610	9,873
Other	126,170	98,755	56,476
Total	6,150,030	5,630,633	5,779,955

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

32.	Other operating income/(expenses), net

	2024	2023	2022

Other operating income	346,056	227,052	353,834
Revenue from incentives from Tesouro Direto, B3 and others (i)	172,142	23,834	284,661
Interest received on tax	27,980	17,224	15,436
Recovery of charges and expenses	6,730	6,072	5,945
Reversal of operating provisions	55,091	29,365	11,704
Other	84,113	150,557	36,088

Other operating expenses	(157,153)	(216,414)	(96,890)
Legal, administrative proceedings and agreement with customers	(18,550)	(46,101)	(8,563)
Tax incentive expenses	(7,204)	(10,034)	(5,780)
Fines and penalties	(5,902)	(9,624)	(4,574)
Associations and regulatory fees	(22,222)	(17,960)	(15,118)
Charity	(12,953)	(14,681)	(34,005)
Other (ii)	(90,322)	(118,014)	(28,850)
Total	188,903	10,638	256,944

(i)	Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

(ii)	Includes, mostly, losses on write-off of property, equipment, intangible assets and leases.

33.	Share-based plan

a)	Share-based Plan

The establishment of the plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”) was on December 10, 2019.

Under the plan, stocks are awarded at no cost to the recipient upon their grant date. Both RSUs and PSUs, are usually granted in an annual basis, their vesting conditions are service-related, and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.

Under the PSUs, stocks are granted to eligible participants and their vesting period and conditions are determined at each new grant, also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-by-case basis.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	Estimation of fair value based on equity transactions with third parties close to the grant date; and

•	Other valuation techniques including share pricing models such as Monte Carlo.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

c)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2024, the outstanding number of Company shares reserved under the plans were 15,005,628 (December 31, 2023 – 16,189,406) including 14,426,088 RSUs (December 31, 2023 – 14,600,588) and 579,540 PSUs (December 31, 2023 - 1,588,818).

Set out below are summaries of XP Inc's RSU and PSU activity for 2024 and 2023.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2023	13,684,424	2,527,242	16,211,666
Granted	4,489,910	91,589	4,581,499
Forfeited	(1,463,203)	(1,030,013)	(2,493,216)
Vested	(2,110,543)	-	(2,110,543)
Outstanding, December 31, 2023	14,600,588	1,588,818	16,189,406

Outstanding, January 1, 2024	14,600,588	1,588,818	16,189,406
Granted	3,279,640	26,337	3,305,977
Forfeited	(716,334)	(1,035,615)	(1,751,949)
Vested	(2,737,806)	-	(2,737,806)
Outstanding, December 31, 2024	14,426,088	579,540	15,005,628

For the year ended December 31, 2024, total compensation expense of both plans was R$ 546,988 (2023 - R$ 574,225), including R$ 64,596 (2023 - R$ 55,593) of tax provisions and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair values of RSUs and PSUs shares were US$27 and US$ 34.56, respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$ 11.16 to US$ 51.03 and of PSU plans has ranged from US$ 31.60 to US$ 64.68.

34.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
-
Net income attributable to owners of the parent	4,513,409	3,898,702	3,579,050
Basic weighted average number of outstanding shares (i) (iii)	541,673	539,835	555,429
Basic earnings per share - R$	8.3324	7.2220	6.4438

Effect of dilution
Share-based plan (ii) (iii)	6,646	4,377	17,577
Diluted weighted average number of outstanding shares (iii)	548,319	544,212	573,006
Diluted earnings per share - R$	8.2314	7.1639	6.2461

(i)	See on note 25, the number of XP Inc’s outstanding common shares during the year.

(ii)	See on note 33, the number of shares granted and forfeited during the year regarding XP Inc’s share-based plan.

(iii)	Thousands of shares.

35.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., stock exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Investments in associates measured at fair value - Fair value is determined using the income approach. In this approach, the discounted cash flow method is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward – at the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

•	Options – option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration – Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2024
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	123,368,069	26,245,585	371,760	149,985,414	149,985,414
Derivative financial instruments	3,003,675	43,196,121	-	46,199,796	46,199,796
Investments in associates measured at fair value	-	-	1,546,278	1,546,278	1,546,278
Fair value through other comprehensive income
Securities	50,879,981	-	-	50,879,981	50,879,981
Evaluated at amortized cost
Securities	-	2,874,382	-	2,874,382	2,836,146
Securities purchased under resale agreements	-	22,010,879	-	22,010,879	22,057,137
Securities trading and intermediation	-	6,499,097	-	6,499,097	6,499,097
Accounts receivable	-	778,943	-	778,943	778,943
Loan operations	-	29,145,291	-	29,145,291	29,228,463
Other financial assets	-	13,232,997	-	13,232,997	13,232,997
Financial liabilities
Fair value through profit or loss
Securities	14,830,405	422,971	-	15,253,376	15,253,376
Derivative financial instruments	1,929,536	38,118,151	-	40,047,687	40,047,687
Evaluated at amortized cost
Securities sold under repurchase agreements	-	71,693,244	-	71,693,244	71,779,721
Securities trading and intermediation	-	18,474,978	-	18,474,978	18,474,978
Financing instruments payable	-	94,662,035	-	94,662,035	95,248,482
Borrowings	-	1,666,432	-	1,666,432	1,666,432
Accounts payables	-	763,465	-	763,465	763,465
Other financial liabilities	-	14,614,086	116,777	14,730,863	14,730,863

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2023
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	92,628,880	10,653,332	-	103,282,212	103,282,212
Derivative financial instruments	977,441	22,756,025	-	23,733,466	23,733,466
Investments in associates measured at fair value	-	-	1,450,704	1,450,704	1,450,704
Fair value through other comprehensive income
Securities	44,062,950	-	-	44,062,950	44,062,950
Evaluated at amortized cost
Securities	3,773,404	3,082,017	-	6,855,421	6,855,421
Securities purchased under resale agreements	-	13,551,224	-	13,551,224	14,888,978
Securities trading and intermediation	-	2,932,319	-	2,932,319	2,932,319
Accounts receivable	-	681,190	-	681,190	681,190
Loan operations	-	28,551,935	-	28,551,935	28,551,935
Other financial assets	-	4,208,743	-	4,208,743	4,208,473
Financial liabilities
Fair value through profit or loss
Securities	19,949,021	474,053	-	20,423,074	20,423,074
Derivative financial instruments	662,084	24,123,332	-	24,785,416	24,785,416
Evaluated at amortized cost
Securities sold under repurchase agreements	-	44,589,653	-	44,589,653	33,340,511
Securities trading and intermediation	-	16,943,539	-	16,943,539	16,943,539
Financing instruments payable	-	61,098,677	-	61,098,677	60,365,590
Borrowings	-	3,174,285	-	3,174,285	2,199,422
Accounts payables	-	948,218	-	948,218	948,218
Other financial liabilities	-	11,659,653	571,723	12,231,376	12,231,376

As of December 31, 2024, and 2023 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate. Changes in an average discount rate of 11.96% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$1,002.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 15,463.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2024, the Group had no transfers between Level 2 and Level 3.

36.	Management of financial risks and financial instruments

(a) Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

(b) Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

(c) Credit risk

Credit risk is defined as the possibility of losses associated with the failure, by the borrower or counterparty, of their respective financial obligations under the agreed terms, the devaluation of the credit agreement resulting from the deterioration in the borrower's risk rating, the reduction gains or remuneration, the advantages granted in the negotiation and the costs of recovery.

The credit risk department establishes its credit policy based on the composition of the portfolio by security, by internal rating of issuer and/or the issue, by the current economic activity, by the duration of the portfolio, by the macroeconomic variables, among others.

The credit analysis department is also actively involved in this process, and it is responsible for assessing the credit risk of issues and issuers with which it maintains or intends to maintain credit relationships, also using an internal credit risk allocation methodology (rating) to classify the likelihood of loss of counterparties.

For the loan operations, XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable. XP Inc monitors the value of the collaterals, and the credit risk management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The loan operations have a high credit quality, and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.

The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.

Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2024 and 2023 such assets were substantially represented by loan operations and securities purchased under resale agreements, of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2024	2023
Financial assets
Securities purchased under resale agreements	22,057,137	14,888,978
Securities	203,701,541	154,200,583
Public securities	93,717,168	75,289,433
Private securities	109,984,373	78,911,150
Derivative financial instruments	46,199,796	23,733,466
Securities trading and intermediation	6,499,097	2,932,319
Accounts receivable	778,943	681,190
Loan operations	29,228,463	28,551,935
Other financial assets	13,232,997	4,208,743
Off-balance exposures (credit card limits)	7,873,551	8,912,707
Total	329,571,525	238,109,921

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(d) Liquidity risk

Liquidity risk is the possibility that the institution will not be able to efficiently honor its expected, unexpected, current or future obligations.

Liquidity management operates in line with the Group's strategy and business model, being compatible with the nature of operations, the complexity of its products and the relevance of risk exposure. This liquidity management policy establishes actions to be taken in cases of liquidity contingency, and these must be sufficient to generate a new meaning for cash within the required minimum limits.

The group maintains an adequate level of liquidity at all times, always working with a minimum cash limit. This is done through management that is compatible and consistent with your ability obtaining resources in the market, with its budgetary targets for the evolution of the volume of its assets and is based on the management of cash flows, observing the minimum limits of daily cash balances and cash needs projections, in the management of stocks of highly liquid assets and simulations of adverse scenarios.

Risk structure and management are the responsibility of the risk department, reporting to the Executive Board, thus avoiding any conflict of interest with departments that require liquidity.

(d1) Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

						2024
Liabilities	Up to 1 month	From 2 to 3 months	From 4 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities	14,830,405	-	-	-	422,971	15,253,376
Derivative financial instruments	7,176,746	3,336,329	10,134,377	11,738,481	7,661,754	40,047,687
Securities sold under repurchase agreements	71,779,721	-	-	-	-	71,779,721
Securities trading and intermediation	18,474,978	-	-	-	-	18,474,978
Financing instruments payable	6,140,457	16,786,357	29,109,323	37,796,433	5,415,912	95,248,482
Borrowings	-	-	1,666,432	-	-	1,666,432
Accounts payables	763,465	-	-	-	-	763,465
Other financial liabilities	9,124,704	1,560,439	3,584,285	461,435	-	14,730,863
Total	128,290,476	21,683,125	44,494,417	49,996,349	13,500,637	257,965,004

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

						2023
Liabilities	Up to 1 month	From 2 to 3 months	From 4 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities	19,949,021	-	-	-	474,053	20,423,074
Derivative financial instruments	5,580,573	2,719,744	6,773,980	7,873,062	1,838,057	24,785,416
Securities sold under repurchase agreements	32,796,941	543,570	-	-	-	33,340,511
Securities trading and intermediation	16,943,539	-	-	-	-	16,943,539
Financing instruments payable	3,812,510	8,383,531	10,690,918	36,648,126	830,505	60,365,590
Borrowings	-	10,796	2,188,626	-	-	2,199,422
Accounts payables	948,218	-	-	-	-	948,218
Other financial liabilities	5,815,141	756,864	4,588,231	1,056,580	14,560	12,231,376
Total	85,845,943	12,414,505	24,241,755	45,577,768	3,157,175	171,237,146

(e) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly three types of risk: foreign exchange variation, interest rates and share prices.

The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing return.

Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by the Group and to meet the business strategy and limits defined by the Risk Committee.

The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by Brazilian Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group.

In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011 - Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3,331/08, submitting it daily to this institution.

With the formalized rules, the risk department has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all atypical events to the Risk Committee.

In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the treasury operations so that the own portfolios of the participating companies are composed by assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the treasury manager shall take the necessary measures to reframe as quickly as possible.

(e1) Currency risk

The purpose of Group’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge) and investments in subsidiaries abroad.

The Group hold interest in XP Holding International LLC, XP Advisory US, and XP Holding UK Ltd, whose equity as of December 31, 2024 was US$ 96,830 (US$ 83,991 as of December 31, 2023), US$ 12,322 (US$ 8,803 as of December 31, 2023) and GBP 16,511 (GBP 12,861 as of December 31, 2023), respectively (amounts presented in thousands of the respective currencies).

The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9). The foreign currency exposure risk of XP Holding UK Ltd is not hedged and is not material for the Group.

(e2) Interest rate risk

It arises from the possibility that the Group incurs in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Below are presented the risk rates that the Group is exposed:

•	Selic/DI

•	IGPM

•	IPCA

•	PRE

•	Foreign exchange coupon

(e3) Price risk

Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit and loss. The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.

(e4) Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit and loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(117)	(8,285)	50,065
Exchange coupons	Foreign currencies coupon rate	(28)	(6,905)	(15,497)
Foreign currencies	Exchange rates	(124)	64,512	148,169
Price indexes	Inflation coupon rates	(68)	(11,606)	(24,563)
Shares	Shares prices	(5,858)	(162,112)	(458,841)
Commodities	Commodities price	(320)	(4,471)	17,579
		(6,515)	(128,867)	(283,088)

				2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(258)	21,269	22,753
Exchange coupons	Foreign currencies coupon rate	(367)	(18,174)	(36,588)
Foreign currencies	Exchange rates	331	343,440	907,349
Price indexes	Inflation coupon rates	(103)	(12,998)	(24,579)
Shares	Shares prices	(3,472)	(251,572)	(289,613)
Commodities	Commodities price	(2,822)	(70,566)	(141,133)
		(6,691)	11,399	438,18

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

(f) Operating risk

Operational risk is characterized by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people and systems, including legal risk. Operational risk events include the following categories: internal fraud; external fraud; labor demands and poor workplace safety; inappropriate practices relating to customers, products and services; damage to physical assets owned or used by XP; situations that cause the interruption of XP's activities; and failures in information technology systems, processes or infrastructure.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

The Group's main objective is to ensure the identification, classification and monitoring of situations that may generate financial losses, given the companies' reputation, as well as any regulatory assessment due to the occurrence of an operational risk event, XP adopts the model of 3 lines of defense, in which the main responsibility for the development and implementation of controls to deal with operational risks is attributed to the Management within each business unit, seeking to manage mainly:

(i)	Requirements of segregation of functions, including independent authorization for transactions;

(ii)	Requirements of reconciliation and monitoring of transactions;

(iii)	Compliance with legal and regulatory requirements;

(iv)	Documentation of controls and procedures;

(v)	Requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks;

(vi)	Development of contingency plans;

(vii)	Professional training and development; and

(viii)	Ethical and business standards;

In addition, the Group's financial institutions, in compliance with the provisions of Article 4, paragraph 2, of Resolution No, 3,380/06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that covers institutional policies, procedures, contingency and business continuity plans and systems for the occurrence of external events, in addition to formalizing the single structure required by the regulatory agency.

37.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, securities purchased under resale agreements and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of December 31, 2024 and 2023 were as follows:

	2024	2023
Group debt (Note 38) (i)	9,165,747	8,512,319
Structured financing (Note 20 (b))	3,282,750	1,841,790
Total debt	12,448,497	10,354,109
Cash	(5,610,548)	(3,943,307)
Securities purchased under resale agreements (Note 6 (a))	(2,885,843)	(2,760,296)
Bank deposit certificates (Note 7 (a))	(69,224)	(67,985)
Other deposits at Brazilian Central Bank (Note 20 (a))	(4,343,999)	(2,438,896)
Net debt	(461,117)	1,143,625

Total equity attributable to owners of the parent company	20,043,557	19,449,352
Total capital	19,582,440	20,592,977
Gearing ratio %	(2.35%)	5.55%

(i)	Includes debentures and bonds designated as fair value through profit or loss. See Note 7(e) and 17, respectively.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, Banco Modal, Modal DTVM and some proprietary funds), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On December 31, 2024 the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(iii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowings” (Note 19), the Group was required to comply with certain performance conditions, such as profitability and efficiency indexes.

As of December 31, 2024, the amount of debt contracts under financial covenants is R$ 1,666,432 (on December 31, 2023, there were no contracts under financial covenants). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

38.	Cash flow information

(i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions/Issuance	-	49,853	1,890,500	-	1,940,353
Payments/repurchase	(2,061)	(99,655)	(175,999)	-	(277,715)
Revaluation	-	(89)	-	-	(89)
Net foreign exchange differences	(87,158)	(5,820)	-	(218,607)	(311,585)
Interest accrued	69,593	22,794	203,275	129,113	424,775
Interest paid	(43,276)	-	(27,232)	(127,429)	(197,937)
Total debt as of December 31, 2022	1,865,880	285,638	2,596,519	3,911,383	8,659,420

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions/Issuance	2,252,550	116,774	373,481	-	2,742,805
Business combination (Note 5(ii))	978	19,802	-	-	20,780
Payments/repurchase	(1,833,937)	(132,737)	(527,687)	(62,342)	(2,556,703)
Write-offs	-	(675)	-	-	(675)
Net foreign exchange differences	(147,802)	(6,967)	-	(319,952)	(474,721)
Interest accrued	61,753	22,927	392,857	134,148	611,685
Interest paid	-	-	(28,396)	(116,670)	(145,066)
Total debt as of December 31, 2023	2,199,422	304,762	2,806,774	3,546,567	8,857,525

Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions/Issuance	1,666,432	157,750	-	2,787,575	4,611,757
Payments/repurchase	(2,255,259)	(125,966)	(1,170,612)	(1,628,342)	(5,180,179)
Net foreign exchange differences	66,632	20,716	-	1,117,579	1,204,927
Interest accrued	91,881	19,135	271,451	204,510	586,977
Interest paid	(102,676)	-	(32,738)	(213,939)	(349,353)
Cancellation/expiration	-	(65,050)	-	-	(65,050)
Total debt as of December 31, 2024	1,666,432	311,347	1,874,875	5,813,950	9,666,604

Debt securities include debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures, totaling R$ (200,648) (R$ (120,280) - 2023) and (ii) Bonds, totaling R$ (300,209) (R$ (224,927) - 2023).

ii)	Cash reconciliation for investing and financing activities

During the year ended December 31, 2024, the Group paid R$ 895,287 – out of which R$ 225,766 refers to acquisitions concluded during this period – in connection with the minority stake acquisitions in Monte Bravo JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”), Ável Participações Ltda. (“Ável”), FMX Capital S.A (“FMX”), SVN S.A (“SVN”) and Manchester Financial Group Participações S.A. (“Manchester”) disclosed in Note 5(ii)(b)(ii). The Group also paid R$ 498,576 of contingent consideration liabilities, due to the achievement of the triggers provided for in the shareholders' agreement with one of its associates.

iii)	Non-cash reconciliation for investing and financing activities

During the year ended December 31, 2022, non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables (R$7,490) and contingent consideration (R$4,175) and (ii) related to acquisition of investment in associates through accounts payables (R$72,755), contingent consideration (R$14,556) and through private issuance of shares (R$70,030).

During the year ended December 31, 2023, non-cash investing and financing activities disclosed in other notes were: (i) related to the business combination with Banco Modal through a share exchange transaction – R$2,097,326 (see Note 5 (ii)(a)(i)) and (ii) related to the acquisitions of minority interests in associates (see Note 5 (ii)(b)(ii)) through accounts payable (R$739,743) and through contingent consideration (R$50,000).

During the year ended December 31, 2024, the Group concluded the minority stake acquisitions disclosed in Note 5(ii)(b)(ii). From the total consideration of these transactions, (i) R$ 106,412 was settled through the private issuance of XP Inc Class A shares (see note 25(a)), (ii) R$ 20,000 was recorded through contingent consideration (Note 20(b)) and (iii) there is a remaining amount of R$ 62,325 to be paid during 2025 (including monetary correction on this amount).

During the year ended December 31, 2024, the Group acquired a new borrowing in the total amount of R$ 1,666,432 (note 19). This amount was disbursed by the counterparty on January 6, 2025.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)